UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2017

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

This report contains the quarterly report of Textainer Group Holdings Limited for the three and six months ended June 30, 2017.

Exhibits

1.	Quarterly Report of Textainer Group Holdings Limited for the Three and Six Months Ended June 30, 2017.

Exhibit 1

TEXTAINER GROUP HOLDINGS LIMITED

Quarterly Report on Form 6-K for the Three and Six Months Ended June 30, 2017

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS; CAUTIONARY LANGUAGE

This Quarterly Report on Form 6-K, including the section entitled Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, contains forward-looking statements within the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. The forward-looking statements contained in this Quarterly Report on Form 6-K include, but are not limited to, statements regarding  (i) factors that are likely to continue to affect our performance and (ii) our belief that, assuming that our lenders remain solvent that our cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including for the payment of dividends, for the next twelve months.

Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risks we face that are described in the section entitled Item 3, “Key Information -- Risk Factors” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 27, 2017 (our “2017 Form 20-F”).

We believe that it is important to communicate our expectations about the future to potential investors, shareholders and other readers. However, there may be events in the future that we are not able to accurately predict or control and that may cause actual events or results to differ materially from the expectations expressed in or implied by our forward-looking statements. The risk factors listed in Item 3, “Key Information -- Risk Factors” included in our 2016 Form 20-F, as well as any cautionary language in this Quarterly Report on Form 6-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you decide to buy, hold or sell our common shares, you should be aware that the occurrence of the events described in Item 3, “Key Information -- Risk Factors” included in our 2016 Form 20-F and elsewhere in this Quarterly Report on Form 6-K could negatively impact our business, cash flows, results of operations, financial condition and share price. Potential investors, shareholders and other readers are cautioned not to place undue reliance on our forward-looking statements.

Forward-looking statements regarding our present plans or expectations for fleet size, management contracts, container purchases, sources and availability of financing, and growth involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with container investors, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding our present expectations for operating results and cash flow involve risks and uncertainties related to factors such as utilization rates, per diem rates, container prices, demand for containers by container shipping lines, supply and other factors discussed under Item 3, “Key Information -- Risk Factors” included in our 2016 Form 20-F or elsewhere in this Quarterly Report on Form 6-K, which could also cause actual results to differ from present plans. Such differences could be material.

All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. The forward-looking statements contained in this Quarterly Report on Form 6-K speak only as of, and are based on information available to us on, the date of the filing of this Quarterly Report on Form 6-K. We assume no obligation to, and do not plan to, update any forward-looking statements after the date of this Quarterly Report on Form 6-K as a result of new information, future events or developments, except as expressly required by U.S. federal securities laws. You should read this Quarterly Report on Form 6-K and the documents that we reference and have furnished as exhibits with the understanding that we cannot guarantee future results, levels of activity, performance or achievements and that actual results may differ materially from what we expect.

In this Quarterly Report on Form 6-K, unless otherwise specified, all monetary amounts are in U.S. dollars. To the extent that any monetary amounts are not denominated in U.S. dollars, they have been translated into U.S. dollars in accordance with our accounting policies as described in Item 18, “Financial Statements” included in our 2016 Form 20-F.

ITEM 1.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Loss

Three and Six Months Ended June 30, 2017 and 2016

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended June 30,				Six Months Ended June 30,
	2017		2016 (1)		2017		2016 (1)
Revenues:
Lease rental income		$108,779		$120,465		$216,396		$242,813
Management fees		3,534		3,294		6,756		6,638
Trading container sales proceeds		1,052		3,062		2,852		4,964
Gains on sale of containers, net		5,882		220		9,930		1,246
Total revenues		119,247		127,041		235,934		255,661
Operating expenses:
Direct container expense		14,889		14,549		34,548		29,178
Cost of trading containers sold		716		3,614		2,005		6,258
Depreciation expense		59,644		51,783		120,252		104,394
Container impairment		714		19,484		4,525		36,776
Amortization expense		948		1,372		1,896		2,746
General and administrative expense		7,309		6,599		14,654		13,765
Short-term incentive compensation expense (benefit)		2		(93)		1,362		680
Long-term incentive compensation expense		1,405		1,498		2,781		3,106
Bad debt expense		108		1,837		360		2,986
Total operating expenses		85,735		100,643		182,383		199,889
Income from operations		33,512		26,398		53,551		55,772
Other (expense) income:
Interest expense		(29,404)		(20,022)		(58,317)		(39,987)
Write-off of unamortized deferred debt issuance costs and bond discounts		(7,228)		—		(7,228)		—
Interest income		89		103		217		179
Realized losses on interest rate swaps, collars and caps, net		(479)		(2,378)		(1,641)		(4,731)
Unrealized (losses) gains on interest rate swaps, collars and caps, net		(1,232)		(5,022)		1,062		(16,199)
Other, net		17		3		3		(5)
Net other expense		(38,237)		(27,316)		(65,904)		(60,743)
Loss before income tax and noncontrolling interests		(4,725)		(918)		(12,353)		(4,971)
Income tax expense, net		(4,767)		(797)		(5,214)		(817)
Net loss		(9,492)		(1,715)		(17,567)		(5,788)
Less: Net loss (income) attributable to the noncontrolling interests	139		(164)		1,240		172
Net loss attributable to Textainer Group Holdings Limited common shareholders	$(9,353)		$(1,879)		$(16,327)		$(5,616)
Net loss attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$(0.16)		$(0.03)		$(0.29)		$(0.10)
Diluted	$(0.16)		$(0.03)		$(0.29)		$(0.10)
Weighted average shares outstanding (in thousands):
Basic	56,803		56,580		56,797		56,575
Diluted	56,803		56,580		56,797		56,575
Other comprehensive income (loss):
Foreign currency translation adjustments		64		111		96		(2)
Comprehensive loss		(9,428)		(1,604)		(17,471)		(5,790)
Comprehensive (loss) income attributable to the noncontrolling interests		139		(164)		1,240		172
Comprehensive loss attributable to Textainer Group Holdings Limited common shareholders		$(9,289)		$(1,768)		$(16,231)		$(5,618)

(1)

Certain amounts for the three and six months ended June 30, 2016 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases and the calculation of gains on sale of containers, net (see Note 3 “Immaterial Correction of Errors in Prior Periods”).

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

June 30, 2017 and December 31, 2016

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2017	2016 (1)
Assets
Current assets:
Cash and cash equivalents	$138,727	$84,045
Accounts receivable, net of allowance for doubtful accounts of $28,648 and $31,844 at 2017 and 2016, respectively	72,892	76,547
Net investment in direct financing and sales-type leases	56,568	64,951
Trading containers	3,165	4,363
Containers held for sale	32,856	25,513
Prepaid expenses and other current assets	12,915	13,584
Insurance receivable	25,162	44,785
Due from affiliates, net	1,091	869
Total current assets	343,376	314,657
Restricted cash	86,414	58,078
Containers, net of accumulated depreciation of $1,084,766 and $990,784 at 2017 and 2016, respectively	3,553,155	3,717,542
Net investment in direct financing and sales-type leases	152,073	172,283
Fixed assets, net of accumulated depreciation of $10,513 and $10,136 at 2017 and 2016, respectively	1,741	1,993
Intangible assets, net of accumulated amortization of $42,658 and $40,762 at 2017 and 2016, respectively	13,301	15,197
Interest rate swaps, collars and caps	5,113	4,816
Deferred taxes	1,389	1,385
Other assets	6,749	8,075
Total assets	$4,163,311	$4,294,026
Liabilities and Equity
Current liabilities:
Accounts payable	$8,552	$12,060
Accrued expenses	15,381	9,721
Container contracts payable	5,432	11,990
Other liabilities	250	265
Due to owners, net	10,564	18,132
Debt, net of unamortized deferred financing costs of $5,562 and $6,137 at 2017 and 2016, respectively	266,625	205,081
Total current liabilities	306,804	257,249
Debt, net of unamortized deferred financing costs of $17,437 and $10,267 at 2017 and 2016, respectively	2,663,559	2,833,216
Interest rate swaps, collars and caps	439	1,204
Income tax payable	8,787	9,076
Deferred taxes	11,183	6,237
Other liabilities	2,141	2,259
Total liabilities	2,992,913	3,109,241
Equity:
Textainer Group Holdings Limited shareholders' equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; 57,443,680 shares issued and 56,813,680 shares outstanding at 2017; 57,417,119 shares issued and 56,787,119 shares outstanding at 2016	575	575
Additional paid-in capital	393,864	390,780
Treasury shares, at cost, 630,000 shares	(9,149)	(9,149)
Accumulated other comprehensive income	(420)	(516)
Retained earnings	727,909	744,236
Total Textainer Group Holdings Limited shareholders’ equity	1,112,779	1,125,926
Noncontrolling interests	57,619	58,859
Total equity	1,170,398	1,184,785
Total liabilities and equity	$4,163,311	$4,294,026

(1)

Certain amounts as of December 31, 2016 have been restated for immaterial corrections of identified errors related to the calculation of gains on sale of containers, net, to properly account for lease concessions (see Note 3 “Immaterial Correction of Errors in Prior Periods”) and to reclassify debt balances to conform with the 2017 presentation.

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Six Months Ended June 30, 2017 and 2016

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Six Months Ended June 30,
	2017	2016 (1)
Cash flows from operating activities:
Net loss	$(17,567)	$(5,788)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation expense	120,252	104,394
Container impairment	4,525	36,776
Bad debt expense, net	360	2,986
Unrealized (gains) losses on interest rate swaps, collars and caps, net	(1,062)	16,199
Amortization and write-off of unamortized deferred debt issuance costs and accretion of bond discount	14,970	3,765
Amortization of intangible assets	1,896	2,746
Gains on sale of containers, net	(9,930)	(1,246)
Share-based compensation expense	3,084	3,423
Changes in operating assets and liabilities	1,008	(18,767)
Total adjustments	135,103	150,276
Net cash provided by operating activities	117,536	144,488
Cash flows from investing activities:
Purchase of containers and fixed assets	(24,994)	(228,073)
Proceeds from sale of containers and fixed assets	66,049	61,154
Receipt of payments on direct financing and sales-type leases, net of income earned	32,999	46,318
Insurance proceeds received for unrecoverable containers	13,801	5,500
Net cash provided by (used in) investing activities	87,855	(115,101)
Cash flows from financing activities:
Proceeds from debt	1,356,000	193,000
Principal payments on debt	(1,458,201)	(203,837)
Debt issuance costs	(20,268)	(1,550)
Net tax benefit from share-based compensation awards	—	(110)
Dividends paid	—	(27,058)
Net cash used in financing activities	(122,469)	(39,555)
Effect of exchange rate changes	96	(2)
Net increase (decrease) in cash, cash equivalents and restricted cash	83,018	(10,170)
Cash, cash equivalents and restricted cash, beginning of the year	142,123	149,511
Cash, cash equivalents and restricted cash, end of period	$225,141	$139,341

(1)

Certain amounts for the period ended June 30, 2016 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases and the calculation of gains on sale of containers, net (see Note 3 “Immaterial Correction of Errors in Prior Periods”), to reclassify debt balances in order to conform with the 2017 presentation and for the adoption of Accounting Standards Update No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments and Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash.

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Six Months Ended June 30, 2017 and 2016

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Six Months Ended June 30,
	2017	2016
Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense and realized losses on interest rate swaps, collars and caps, net	$51,356	$41,020
Net income taxes paid	$518	$714
Supplemental disclosures of noncash investing activities:
(Decrease) increase in accrued container purchases	$(6,558)	$25,194
Containers placed in direct financing and sales-type leases	$4,115	$83,854
Decrease in insurance receivable due to a decrease in estimated unrecoverable containers	$6,361	$—

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)	Nature of Business

Textainer Group Holdings Limited (“TGH”) is incorporated in Bermuda. TGH is the holding company of a group of corporations, consisting of TGH and its subsidiaries (collectively, the “Company”), involved in the purchase, management, leasing and resale of a fleet of marine cargo containers. The Company manages and provides administrative support to the affiliated and unaffiliated owners (the “Owners”) of the containers and structures and manages container leasing investment programs.

The Company conducts its business activities in three main areas: Container Ownership, Container Management and Container Resale (see Note 9 “Segment Information”).

(2)	Accounting Policies and Recent Accounting Pronouncements
(a)	Basis of Accounting

Certain information and footnote disclosure normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted. The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed with the Securities and Exchange Commission on March 27, 2017.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal and recurring adjustments) necessary to present fairly the Company’s condensed consolidated financial position as of June 30, 2017, and the Company’s condensed consolidated results of operations for the three and six months ended June 30, 2017 and 2016 and condensed consolidated cash flows for the six months ended June 30, 2017 and 2016. These condensed consolidated financial statements are not necessarily indicative of the results of operations or cash flows that may be reported for the remainder of the fiscal year ending December 31, 2017.

The condensed consolidated financial statements of the Company include TGH and all of its subsidiaries. All material intercompany balances have been eliminated in consolidation.

(b)	Principles of Consolidation and Variable Interest Entity

The condensed consolidated financial statements of the Company include TGH and all of its subsidiaries in which the Company has a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by evaluating whether the entity is a voting interest entity (“VME”) or a variable interest entity (“VIE”) and whether the accounting guidance requires consolidation. All significant intercompany accounts and balances have been eliminated in consolidation.

In February 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2015-02, Consolidation (Topic 810) (“ASU 2016-02”). The Company adopted ASU No. 2015-02 on January 1, 2016 and there was no material impact on our consolidated financial statements.

When evaluating an entity for possible consolidation, the Company must determine whether or not it has a variable interest in the entity.  Variable interests are investments or other interests that absorb portions of an entity’s expected losses or receive portions of the entity’s expected returns. The Company’s variable interests may include its decision maker or service provider fees, its direct and indirect investments and investments made by related parties, including related parties under common control.  If it is determined that the Company does not have a variable interest in the entity, no further analysis is required and the Company does not consolidate the entity.

If the Company has a variable interest in the entity, it must determine whether that entity is a VIE or a VME.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The Company considers the following facts and circumstances of individual entities when assessing whether or not an entity is a VIE. An entity is determined to be a VIE if the equity investors:

•	do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support; or
•	lack one or more of the following characteristics of a controlling financial interest:
o	the power, through voting rights or similar rights, to direct the activities of an entity that most significantly impact the entity’s economic performance;
o	the obligation to absorb the expected losses of the entity; or
o	the right to receive the expected residual returns of the entity.

The Company is required to consolidate a VIE if it is determined to have a controlling financial interest in the entity and therefore is deemed to be the primary beneficiary of the VIE. The Company is determined to have a controlling financial interest in a VIE if it has both the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and the aggregate indirect and direct variable interests held by the Company have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to that VIE.

For entities that do not meet the definition of a VIE, the entity is considered a VME. For these entities, if the Company can exert control over the financial and operating policies of an investee, which can occur if it has a 50% or more voting interest in the entity, the Company consolidates the entity.

The Company has determined that it has a variable interest in TAP Funding Ltd. (“TAP Funding”) (a Bermuda company), a joint venture between the Company’s wholly-owned subsidiary, Textainer Limited (“TL”) (a Bermuda company) and TAP Ltd. (“TAP”) in which TL owns 50.1% and TAP owns 49.9% of the common shares of TAP Funding, and that TAP Funding is a VME.  The Company consolidates TAP Funding as the Company has a controlling financial interest in TAP Funding.

The Company has determined that it has a variable interest in TW Container Leasing, Ltd. (“TW”) (a Bermuda company), a joint venture between the Company’s wholly-owned subsidiary, TL, and Wells Fargo Container Corp (“WFC”) in which TL owns 25% and WFC owns 75% of the common shares of TW, and that TW is a VIE.  The purpose of TW is to lease containers to lessees under direct financing leases.  The Company has determined that it is the primary beneficiary of TW by its equity ownership in the entity and by virtue of its role as manager, namely that the Company has the power to direct the activities of TW that most significantly impact TW’s economic performance. Accordingly, the Company consolidates TW. The book values of TW’s direct financing and sales-type leases and related debt as of June 30, 2017 and December 31, 2016 are disclosed in Note 6 “Direct Financing and Sales-type Leases” and Note 8 “Debt and Derivative Instruments”, respectively.

(c)	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents are comprised of interest-bearing deposits or money market securities with original maturities of three months or less. The Company maintains cash and cash equivalents and restricted cash (see Note 10 “Commitments and Contingencies—Restricted Cash”) with various financial institutions. These financial institutions are located in Bermuda, Canada, Hong Kong, Malaysia, Singapore, the United Kingdom and the United States. A significant portion of the Company’s cash and cash equivalents and restricted cash is maintained with a small number of banks and, accordingly, the Company is exposed to the credit risk of these counterparties in respect of the Company’s cash and cash equivalents and restricted cash. Furthermore, the deposits maintained at some of these financial institutions exceed the amount of insurance provided on the deposits. Restricted cash is excluded from cash and cash equivalents and is included in long-term assets.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”). The Company early adopted ASU 2016-18 on April 1, 2017, which resulted in a $670 decrease in net cash used in financing activities and the inclusion of restricted cash balances of $33,917 and $34,587 to the beginning of the year and end of period cash, cash equivalents and restricted cash, respectively, in the Company’s

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

condensed consolidated statements of cash flows for the six months ended June 30, 2016 (see Note 2(i) “Recently Issued Accounting Standards”).

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows:

	June 30,	December 31,
	2017	2016
Cash and cash equivalents	$138,727	$84,045
Restricted cash included in long-term assets	86,414	58,078
Cash at end of period	$225,141	$142,123

(d)	Containers

Capitalized container costs include the container cost payable to the manufacturer and the associated transportation costs incurred in moving the containers from the manufacturer to the containers’ first destined port. Containers purchased new are depreciated using the straight-line method over their estimated useful lives to an estimated dollar residual value. Containers purchased used are depreciated based upon their remaining useful lives at the date of acquisition to an estimated dollar residual value.

The Company evaluates the estimated residual values and remaining estimated useful lives on an ongoing basis. The Company takes a long-term view when assessing its residual values and typically does not change its residual values until disposal prices have been significantly above or below residual values between one to two years. The Company has experienced a significant decrease in container resale prices as a result of the decreased cost of new containers. Based on this extended period of lower realized container resale prices, the Company decreased the estimated future residual value of its 20’ dry containers, 40’ dry containers, 40’ high cube dry containers and 40’ folding flat rack containers effective July 1, 2016. Over the past few years, the Company has also experienced a significant increase in the useful lives of its 40’ dry containers, 20’ folding flat rack containers, 20’ open top containers and 40’ flat rack containers as the Company entered into leases with longer terms on these equipment types. Based on this extended period of longer useful lives and the Company’s expectation that new equipment lives on these equipment types would remain near those levels, the Company increased the estimated useful lives of these equipment types effective July 1, 2016. The effect of these changes was an increase in depreciation expense of $10,515 and $21,030 for the three and six months ended June 30, 2017, respectively. Depreciation expense may fluctuate in future periods based on fluctuations in these estimates.

The Company assesses the estimates used in its depreciation policy on a quarterly basis. The Company reassessed the estimates used in its depreciation policy as of June 30, 2017 and determined that there were no changes needed.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The Company estimates the useful lives and residual values of its containers to be as follows:

	Effective July 1, 2016		January 1, 2016 through June 30, 2016
	Estimated useful	Residual	Estimated useful	Residual
	life (years)	Value	life (years)	Value
Dry containers other than open top and flat rack containers:
20'	13	$950	13	$1,050
40'	14	$1,150	13	$1,300
40' high cube	13	$1,300	13	$1,450
45' high cube dry van	13	$1,500	13	$1,500
Refrigerated containers:
20'	12	$2,750	12	$2,750
20' high cube	12	$2,049	12	$2,049
40' high cube	12	$4,500	12	$4,500
Open top and flat rack containers:
20' folding flat rack	15	$1,300	14	$1,300
40' folding flat rack	16	$1,700	14	$2,000
20' open top	15	$1,500	14	$1,500
40' open top	14	$2,500	14	$2,500
Tank containers	20	10% of cost	20	10% of cost

The cost, accumulated depreciation and net book value of the Company’s leasing equipment by equipment type as of June 30, 2017 and December 31, 2016 were as follows:

	June 30, 2017			December 31, 2016 (1)
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Dry containers other than open top and flat rack containers:
20'	$1,370,558	$(328,396)	$1,042,162	$1,399,878	$(304,652)	$1,095,226
40'	231,862	(75,789)	156,073	253,226	(76,344)	176,882
40' high cube	1,833,592	(441,313)	1,392,279	1,861,221	(405,503)	1,455,718
45' high cube dry van	29,819	(7,857)	21,962	29,823	(6,957)	22,866
Refrigerated containers:			—			—
20'	24,362	(4,588)	19,774	24,420	(3,830)	20,590
20' high cube	5,147	(2,137)	3,010	5,149	(1,948)	3,201
40' high cube	1,011,341	(200,416)	810,925	1,004,532	(169,383)	835,149
Open top and flat rack containers:			—			—
20' folding flat	16,631	(3,201)	13,430	16,712	(2,942)	13,770
40' folding flat	43,397	(13,453)	29,944	43,620	(12,634)	30,986
20' open top	10,894	(1,129)	9,765	11,048	(1,069)	9,979
40' open top	26,860	(4,104)	22,756	27,115	(3,778)	23,337
Tank containers	33,458	(2,383)	31,075	31,582	(1,744)	29,838
	$4,637,921	$(1,084,766)	$3,553,155	$4,708,326	$(990,784)	$3,717,542

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)

Certain amounts as of December 31, 2016 have been restated for immaterial corrections of identified errors related to the calculation of the gains on sale of containers, net (see Note 3 “Immaterial Correction of Errors in Prior Periods”).

The Company reviews its containers for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The Company compares the carrying value of the containers to the expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds expected future undiscounted cash flows, the assets are reduced to fair value. There was no such impairment for the three and six months ended June 30, 2017 and 2016. In addition, containers identified as being available for sale are valued at the lower of carrying value or fair value, less costs to sell.

The Company evaluated the recoverability of the recorded amount of container rental equipment at June 30, 2017 and 2016. During the three and six months ended June 30, 2017, container impairment included $3,693 and $4,545, respectively, for containers that were unlikely to be recovered from lessees in default. There was no container impairment for containers that were unlikely to be recovered from lessees in default during the three and six months ended June 30, 2016.

The Company recorded impairments during the three and six months ended June 30, 2017 of $1,933 and $9,602, respectively, and during the three and six months ended June 30, 2016 of $19,484 and $36,776, respectively, which are included in container impairment in the consolidated statements of comprehensive loss, to write-down the value of containers held for sale to their estimated fair value less cost to sell. Subsequent additions or reductions to the fair values of these written down assets are recorded as adjustments to the carrying value of the equipment held for sale. Any subsequent increase in fair value less costs to sell are recognized in gains on sale of containers, net but not in excess of the cumulative loss previously recognized. During the three and six months ended June 30, 2017, the reversals of previously recorded impairments on containers held for sale due to rising used container prices amounted to $4,912 and $9,622, respectively. There was no reversal of previously recorded impairments on containers held for sale during the three and six months ended June 30, 2016.

(e)      Debt Issuance Costs

The Company capitalizes costs directly associated with the issuance or modification of its debt and the balance of the debt issuance costs, net of amortization, are netted against the debt recorded in the consolidated balance sheets. Debt issuance costs are amortized using the interest rate method and the straight-line method over the general terms of the related fixed principal payment debt and the related revolving debt facilities, respectively, and the amortization is recorded in the consolidated statements of comprehensive loss as interest expense. Debt issuance costs of $21,005 and $1,550 were capitalized during the six months ended June 30, 2017 and 2016, respectively. For the three and six months ended June 30, 2017, amortization of debt issuance costs of $3,815 and $8,454, respectively, were recorded in interest expense. For the three and six months ended June 30, 2016, amortization of debt issuance costs of $1,819 and $3,642, respectively, were recorded in interest expense. When the Company’s debt is modified or terminated, any unamortized debt issuance costs related to a decrease in borrowing capacity under any of the Company’s lenders is immediately written-off and recorded in write-off of unamortized deferred debt issuance costs and bond discounts. For both the three and six months ended June 30, 2017, $6,516 of unamortized debt issuance costs related to the redemption of the Company’s wholly-owned subsidiary, Textainer Marine Containers III Limited’s (“TMCL III”) (a Bermuda Company) 2013-1 Bonds and 2014-1 Bonds, and the termination of TMCL III’s 2017-A Notes (see Note 8 “Debt and Derivative Instruments”) were written off. No unamortized debt issuance costs were written-off during the three and six months ended June 30, 2016.

(f)	Concentrations

The Company’s customers are mainly international shipping lines, which transport goods on international trade routes. Once the containers are on-hire with a lessee, the Company does not track their location. The domicile of the lessee is not indicative of where the lessee is transporting the containers. The Company’s business risk in its foreign concentrations lies with the creditworthiness of the lessees rather than the geographic location of the containers or the domicile of the lessees. Except for the lessees noted in the table below, no other single lessee made up greater than 10% of the Company’s lease rental income for the three and six months ended June 30, 2017 and 2016:

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016 (1)	2017	2016 (1)
Customer A	14.7%	11.5%	14.8%	11.3%
Customer B	13.5%	11.2%	13.4%	11.4%
(1)

Certain amounts for the three and six months ended June 30, 2016 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases (see Note 3 “Immaterial Correction of Errors in Prior Periods”).

Customer A accounted for 11.1% and 9.0% of the Company’s gross accounts receivable as of June 30, 2017 and December 31, 2016, respectively. Customer B accounted for 10.1% and 9.1% of the Company’s gross accounts receivable as of June 30, 2017 and December 31, 2016, respectively. Another customer (Customer C) accounted for 21.2% and 19.9% of the Company’s gross accounts receivable as of June 30, 2017 and December 31, 2016, respectively. Customer C filed for bankruptcy in August 2016 and the Company’s outstanding accounts receivable with this customer as of September 30, 2016 was fully reserved, see Note 4 “Insurance Receivable and Impairment”. There is no other single lessee accounted for more than 10% of the Company’s gross accounts receivable as of June 30, 2017 and December 31, 2016. As of December 31, 2016, the Company’s gross accounts receivable has been restated for immaterial corrections of identified errors pertaining to properly account for lease concessions (see Note 3 “Immaterial Correction of Errors in Prior Periods”).

(g)	Net loss attributable to Textainer Group Holdings Limited common shareholders per share

Basic earnings per share (“EPS”) is computed by dividing net loss attributable to Textainer Group Holdings Limited common shareholders by the weighted average number of shares outstanding during the applicable period. Diluted EPS reflects the potential dilution that could occur if all outstanding share options were exercised for, and all outstanding restricted share units were converted into, common shares. Potentially dilutive share options and restricted share units were excluded from the computation of diluted EPS because they were anti-dilutive under the treasury stock method. A reconciliation of the numerator and denominator of basic EPS with that of diluted EPS is presented as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
Share amounts in thousands	2017	2016 (1)	2017	2016 (1)
Numerator:
Net loss attributable to Textainer Group Holdings Limited common shareholders	$(9,353)	$(1,879)	$(16,327)	$(5,616)
Denominator:
Weighted average common shares outstanding - basic	56,803	56,580	56,797	56,575
Dilutive share options and restricted share units	-	-	-	-
Weighted average common shares outstanding - diluted	56,803	56,580	56,797	56,575
Net loss attributable to Textainer Group Holdings Limited common shareholders per common share
Basic	$(0.16)	$(0.03)	$(0.29)	$(0.10)
Diluted	$(0.16)	$(0.03)	$(0.29)	$(0.10)

Anti-dilutive share options and restricted share units, excluded from the computation of diluted EPS because they were anti-dilutive	1,518,645	1,348,883	1,219,310	1,406,072

(1)  Certain amounts for the periods ended June 30, 2016 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases and the calculation of gains on sale of containers, net.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

Given that the Company had a net loss attributable to Textainer Group Holdings Limited common shareholders for the three and six months ended June 30, 2017 and 2016, there was no dilutive effect of share options and restricted share units.

(h)	Fair Value Measurements

The following table summarizes the Company’s assets and liabilities measured at fair value on a recurring basis as of June 30, 2017 and December 31, 2016:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
June 30, 2017
Assets
Interest rate swaps, collars and caps	$—	$5,113	$—
Total	$—	$5,113	$—
Liabilities
Interest rate swaps, collars and caps	$—	$439	$—
Total	$—	$439	$—
December 31, 2016
Assets
Interest rate swaps, collars and caps	$—	$4,816	$—
Total	$—	$4,816	$—
Liabilities
Interest rate swaps, collars and caps	$—	$1,204	$—
Total	$—	$1,204	$—

The following table summarizes the Company’s assets measured at fair value on a non-recurring basis as of June 30, 2017 and December 31, 2016:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
June 30, 2017
Assets
Containers held for sale (1)	$—	$15,386	$—
Total	$—	$15,386	$—
December 31, 2016
Assets
Containers held for sale (1)	$—	$19,230	$—
Total	$—	$19,230	$—

(1)  Represents the carrying value of containers included in containers held for sale in the condensed consolidated balance sheets that have been impaired to write down the value of the containers to their estimated fair value less cost to sell.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The Company measures the fair value of its $1,371,809 notional amount of interest rate swaps, collars and caps using observable (Level 2) market inputs. The valuation also reflects the credit standing of the Company and the counterparties to the interest rate swaps, collars and caps. The valuation technique utilized by the Company to calculate the fair value of the interest rate swaps, collars and caps is the income approach.  This approach represents the present value of future cash flows based upon current market expectations. The Company’s interest rate swap, collar and cap agreements had a fair value asset and liability of $5,113 and $439, respectively, as of June 30, 2017 and a fair value asset and liability of $4,816 and $1,204, respectively, as of December 31, 2016. The credit valuation adjustment was determined to be $33 (a reduction to the net asset) and $87 (an addition to the net liability) as of June 30, 2017 and December 31, 2016, respectively. The change in fair value for the three and six months ended June 30, 2017 of ($1,232) and $1,062, respectively, and the three and six months ended June 30, 2016 of ($5,022) and ($16,199), respectively, was recorded in the condensed consolidated statements of loss as unrealized (losses) gains on interest rate swaps, collars and caps, net.

When the Company is required to write down the cost basis of its containers held for sale to fair value less cost to sell, the Company measures the fair value of its containers held for sale under a Level 2 input. The Company relies on its recent sales prices for identical or similar assets in markets, by geography, that are active. The Company recorded impairments to write down the value of containers identified for sale to their estimated fair value less cost to sell. Subsequent additions or reductions to the fair values of these written down assets are recorded as adjustments to the carrying value of the equipment held for sale. Any subsequent increase in fair value less costs to sell are recognized in gains on sale of containers, net but not in excess of the cumulative loss previously recognized.

The Company calculates the fair value of its financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different from the book value of those financial instruments. The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable and payable, net investment in direct financing and sales-type leases, due from affiliates, net, container contracts payable, due to owners, net, debt and interest rate swaps, collars and caps. At June 30, 2017 and December 31, 2016, the fair value of the Company’s financial instruments approximated the related book value of such instruments except that, the fair value of net investment in direct financing and sales-type leases (including the short-term balance) was approximately $207,512 and $235,769 at June 30, 2017 and December 31, 2016, respectively, compared to book values of $208,641 and $237,234 at June 30, 2017 and December 31, 2016, respectively, and the fair value of long-term debt (including current maturities) based on the borrowing rates available to the Company was approximately $2,928,600 and $2,991,396 at June 30, 2017 and December 31, 2016, respectively, compared to book values of $2,930,184 and $3,038,297 at June 30, 2017 and December 31, 2016, respectively.

(i)	Recently Issued and Adopted Accounting Standards

 In March 2016, the FASB issued Accounting Standards Update No. 2016-09, Compensation – Stock Compensation (Topic 718) (“ASU 2016-09”). ASU 2016-09 simplifies several aspects of accounting for share-based payment award transactions which includes accounting for income taxes, classification of excess tax benefits on statement of cash flows, minimum statutory tax withholding requirements and classification of employee taxes paid on the statement of cash flows when an employer withholds shares for tax-withholding purposes. The new guidance also allows an entity to make a policy election to account for forfeitures as they occur. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. The Company adopted ASU 2016-09 on January 1, 2017 using the prospective transition method for the amendments related to the presentation of excess tax benefits on the statement of cash flows and will continue to account for forfeitures of share-based payment by estimating the number of awards expected to be forfeited and adjusting the estimate when it is likely to change. The Company’s adoption on ASU 2016-09 resulted in no changes to the Company’s 2016 consolidated financial statements.

In August 2016, the FASB issued Accounting Standards Update No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). This amendment provides guidance on how cash receipts and cash payments are presented and classified in the statement of cash flows for certain scenarios and transactions, as defined in ASU 2016-15. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption of ASU 2016-15 is permitted. ASU 2016-15 requires the use of the retrospective transition method for all periods presented. The Company early adopted ASU 2016-15 on April 1, 2017, which resulted in a reclassification of $5,500 of insurance proceeds from cash flows from operating activities to cash flows from investing activities in the Company’s condensed consolidated statements of cash flows for the period ended June 30, 2016.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). This new standard will replace all current U.S. GAAP guidance on this topic and eliminate industry-specific guidance. Leasing revenue recognition is specifically excluded from ASU 2014-09, and therefore, the new standard will only apply to sales of equipment portfolios, dispositions of used equipment and management service agreements. The new guidance defines a five-step process to achieve the core principle of ASU 2014-09, which is to recognize revenues when promised goods or services are transferred to customers in amounts that reflect the consideration to which an entity expects to be entitled for those goods or services. The topic was amended in August 2015 to defer the effective date to interim and annual periods beginning after December 15, 2017, with early application permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. ASU 2014-09 may be applied either using the full retrospective method or the modified retrospective method. The Company plans to apply the modified retrospective method of adoption effective January 1, 2018 and is currently evaluating the potential impact on its consolidated financial statements and related disclosures. The Company does not expect the adoption of ASU 2014-09 to have a material impact on the timing of revenue recognition or on its consolidated financial statements and related disclosures. The Company expects to complete its assessment of the impact of ASU 2014-09 by the end of 2017.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 will replace all current U.S. GAAP guidance on this topic. Under ASU 2016-02, lessors will account for leases using an approach that is substantially equivalent to existing U.S. GAAP for sales-type leases, direct financing leases and operating leases and lessors should be precluded from recognizing selling profit and revenue at lease commencement for a lease that does not transfer control of the underlying asset to the lessees. A dual approach is to be applied for lessee accounting with lease classification determined in accordance with the principles in existing lease requirements. A lessee will account for most existing capital leases as finance leases, recognizing amortization of the right-of-use asset separately from interest on the lease liability, and most existing operating leases as operating leases, recognizing a single total lease expense. Both finance leases and operating leases result in the lessee recognizing a right-of-use asset and a lease liability on balance sheet, with an exception for short-term leases and leases that commence at or near the end of the underlying asset’s economic life. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years and with early application permitted. ASU 2016-02 requires the use of the modified retrospective method for all periods presented. The Company plans to adopt ASU 2016-02 effective January 1, 2019 and is currently evaluating the potential impact on its consolidated financial statements and related disclosures. The Company expects to complete its assessment of the impact of ASU 2016-02 in fiscal year 2018.

In June 2016, the FASB issued Accounting Standards Update No. 2016-13, Financial Instruments – Credit Losses (Topic 326) (“ASU 2016-13”). This guidance affects trade receivables and net investments in leases and the amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses. The guidance requires the measurement of expected credit losses to be based on relevant information from past events, current conditions, and reasonable and supportable information that affect collectability. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years and with early adoption permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently evaluating the potential impact on its consolidated financial statements and related disclosures. The Company expects to complete its assessment of the impact of ASU 2016-13 in fiscal year 2018.

(3)	Immaterial Correction of Errors in Prior Periods

During 2016, the Company identified errors related to the classification of eight operating leases that were incorrectly accounted for as sales-type leases and two direct financing leases that were incorrectly accounted for as operating leases.  In accordance with FASB Accounting Standards Codification 250, Accounting Changes and Error Corrections (“ASC 250”), we evaluated the materiality of the errors from both a quantitative and qualitative perspective, and concluded that the errors were immaterial to the Company’s prior period interim and annual consolidated financial statements. Since these revisions were not material to any prior period interim or annual consolidated financial statements, no amendments to previously filed interim or annual reports are required. Consequently, the Company has adjusted for the errors by revising its historical condensed consolidated statements of comprehensive loss for the three and six months ended June 30, 2016 resulting in an increase in lease rental income of $242 and $540, respectively, and an increase in depreciation expense of $26 and $88, respectively, resulting in a decrease in net loss of $216 and $452, net of tax, respectively. For the six months ended June 30, 2016, the adjustments in the historical condensed

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

consolidated statements of cash flows resulted in a $540 increase in net cash flows provided by operating activities and a $540 decrease in net cash used in investing activities.

During the first quarter of 2017, the Company identified errors related to the calculation of the gains on sale of containers, net and lease concessions that had not properly been recognized. In accordance with ASC 250, the Company evaluated the materiality of the errors from both a quantitative and qualitative perspective, and concluded that the errors were immaterial to the Company’s prior period interim and annual consolidated financial statements. Since these revisions were not material to any prior period interim or annual consolidated financial statements, no amendments to previously filed interim or annual reports are required. Consequently, the Company has adjusted for the errors by revising its historical consolidated balance sheet presented herein resulting in a $839 increase in accounted receivable, net, a $2,792 decrease in containers, net, a $1,821 decrease in retained earnings and a $132 decrease in noncontrolling interests recorded in the condensed consolidated balance sheet as of December 31, 2016. For the three and six months ended June 30, 2016, the correction of the errors also resulted in a decrease in gains on sale of containers, net of $650 and $1,242, respectively, resulting in a decrease of $650 and $1,242, respectively, in net loss recorded in the condensed consolidated statements of comprehensive loss.

(4)	Insurance Receivable and Impairment

In August 2016, one of the Company’s customers filed for bankruptcy and the book value of its owned containers, net on direct financing and operating leases with this customer was $178,344 and $88,171, respectively. The Company maintains insurance that covers a portion of the exposure related to the value of containers that are unlikely to be recovered from this customer, the cost to recover containers, up to 183 days of lost lease rental income and defaulted accounts receivable. During the year ended December 31, 2016, the Company recorded a total container impairment of $22,149 representing $17,399 to write down the containers on direct finance leases with this customer to the lower of estimated fair market value or net book value and $4,750 insurance deductible.  As of December 31, 2016, an insurance receivable of $39,321, net of insurance deductible of $4,750, was recorded for estimated unrecoverable containers of $24,912 (or 10% of the containers on lease to the customer) as a reduction to containers, net and $19,159 of recovery costs recorded as a reduction to direct container expense on the Company’s owned fleet. The Company also recorded bad debt expense of $18,992, net of estimated insurance proceeds of $2,592, to fully reserve for the customer’s outstanding accounts receivable during the year ended December 31, 2016. During the three months ended June 30, 2017, the Company reassessed its estimate of unrecoverable containers to approximately 7%, measured in containers net book value, of its owned containers due to collections of the containers in excess of the previous estimate. Accordingly, the Company recorded a $6,361 reduction to the insurance receivable and addition to the containers, net, for the period ended June 30, 2017.  An additional insurance receivable of $27,610 was also recorded for the six months ended June 30, 2017 for recovery costs recorded as reduction to direct container expense. For the six months ended June 30, 2017, the Company received a total of $38,000 insurance proceeds for the Company’s owned fleet, which was recorded as a reduction to the insurance receivable. Insurance receivable on the Company’s owned fleet related to this bankrupt customer amounted to a total of $25,162 as of June 30, 2017.

In August 2015, one of the Company’s customers became insolvent and containers on operating and direct financing leases to the customer were deemed unlikely to be recovered. The Company maintains insurance that covers a portion of the exposure related to the value of containers that are unlikely to be recovered from its customers, the cost to recover containers and up to 183 days of lost lease rental income. For the year ended December 31, 2016, the Company received a total of $8,250 of insurance proceeds for the Company’s owned fleet, which was recorded as a reduction to the insurance receivable. In addition, the Company received final insurance proceeds of $3,595 for the Company’s owned fleet during the three months ended March 31, 2017 and accordingly, wrote-off the remaining balance of insurance receivable of $1,321, recorded a $469 increase to containers, net, a $1,052 increase to container impairment and a $200 reduction to recovery costs for the year ended December 31, 2016 and a further allocation of $720 to insurance receivable, $200 to recovery costs and a $920 reduction to container impairment was recorded for the six months ended June 30, 2017.

(5)	Transactions with Affiliates and Owners

Amounts due from affiliates, net generally result from cash advances and the payment of affiliated companies’ administrative expenses by the Company on behalf of such affiliates. Balances are generally paid within 30 days.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

Management fees, including acquisition fees and sales commissions for the three and six months ended June 30, 2017 and 2016 were as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
Fees from affiliated owner	$694	$756	$1,352	$1,499
Fees from unaffiliated owners	2,362	2,074	4,448	4,211
Fees from owners	3,056	2,830	5,800	5,710
Other fees	478	464	956	928
Total management fees	$3,534	$3,294	$6,756	$6,638

Due to owners, net represents lease rentals collected on behalf of and payable to Owners, net of direct expenses and management fees receivable. Due to owners, net at June 30, 2017 and December 31, 2016 consisted of the following:

	June 30,	December 31,
	2017	2016
Affiliated owner	$1,708	$5,167
Unaffiliated owners	8,856	12,965
Total due to owners, net	$10,564	$18,132

(6)	Direct Financing and Sales-type Leases

The Company leases containers under direct financing and sales-type leases. The Company had 124,175 and 135,221 containers on direct financing and sales-type leases as of June 30, 2017 and December 31, 2016, respectively.

The components of the net investment in direct financing and sales-type leases, which are reported in the Company’s Container Ownership segment in the condensed consolidated balance sheets as of June 30, 2017 and December 31, 2016 were as follows:

	June 30, 2017	December 31, 2016
Future minimum lease payments receivable	$235,855	$269,256
Residual value of containers	1,520	-
Less unearned income	(28,734)	(32,022)
Net investment in direct financing and sales-type leases	$208,641	$237,234
Amounts due within one year	$56,568	$64,951
Amounts due beyond one year	152,073	172,283
Net investment in direct financing and sales-type leases	$208,641	$237,234

 The carrying value of TW’s net investment in direct financing and sales-type leases was $117,253 and $133,991 at June 30, 2017 and December 31, 2016, respectively.

The Company maintains detailed credit records about its container lessees. The Company’s credit policy sets different maximum exposure limits for its container lessees. The Company uses various credit criteria to set maximum exposure limits rather than a standardized internal credit rating. Credit criteria used by the Company to set maximum exposure limits may include, but are not limited to, container lessee trade route, country, social and political climate, assessments of net worth, asset ownership, bank and trade credit references, credit bureau reports, including those from Dynamar B.V. and Lloyd’s Marine Intelligence Unit (common credit reporting agencies used in the maritime sector), operational history and financial strength. The Company monitors its container lessees’ performance and its lease exposures on an ongoing basis, and its credit management processes are aided by the long payment experience the Company has had with most of its container lessees and the Company’s broad network of long-standing relationships in the shipping industry that provide the Company current information about its container lessees.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

If the aging of current billings for the Company’s direct financing and sales-type leases included in accounts receivable, net were applied to the related balances of the unbilled future minimum lease payments receivable component of the Company’s net investment in direct financing leases and sales-type leases as of June 30, 2017, the aging would be as follows:

1-30 days past due	$44,067
31-60 days past due	3,409
61-90 days past due	2,924
Greater than 90 days past due	83
Total past due	50,483
Current	185,372
Total future minimum lease payments	$235,855

The Company maintains allowances, if necessary, for doubtful accounts and estimated losses resulting from the inability of its lessees to make required payments under direct financing and sales-type leases based on, but not limited to, each lessee’s payment history, management’s current assessment of each lessee’s financial condition and the adequacy of the fair value of containers that collateralize the leases compared to the book value of the related net investment in direct financing and sales-type leases. The changes in the carrying amount of the allowance for doubtful accounts related to billed amounts under direct financing and sales-type leases and included in accounts receivable, net, during the six months ended June 30, 2017 are as follows:

Balance as of December 31, 2016	$10,940
Additions charged to expense	928
Write-offs	(2,304)
Balance as of June 30, 2017	$9,564

The following is a schedule by year of future minimum lease payments receivable under these direct financing and sales-type leases as of June 30, 2017:

Twelve months ending June 30:
2018	$67,803
2019	61,122
2020	36,734
2021	24,182
2022 and thereafter	46,014
Total future minimum lease payments receivable	$235,855

Lease rental income includes income earned from direct financing and sales-type leases in the amount of $3,339 and $5,845 for the three months ended June 30, 2017 and 2016, respectively, and $7,042 and $11,381 for the six months ended June 30, 2017 and 2016, respectively.

(7)	Income Taxes

The Company’s effective tax rates were -100.9% and -42.2% for the three and six months ended June 30, 2017, respectively, and -86.8% and -16.4% for the three and six months ended June 30, 2016, respectively. The Company’s tax rate is affected by recurring items, such as tax rates in foreign jurisdictions and the relative amounts of income we earn in those jurisdictions.  It is also affected by discrete items that may occur in any given period. For the three and six months ended June 30, 2017, the Company was reflecting an income tax expense, when it was reporting losses. This was due to the Company forecasting tax expense for the year due to higher forecasted percentage of the Company’s business occurring in high tax foreign jurisdictions relative to other regions, as well as an overall loss for the year.  For the three and six months ended June 30, 2016, the Company was reflecting an income tax expense as the Company at June 30, 2016 forecasted income for the year. For the three and six months ended June 30, 2016, the Company’s effective tax rates have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases and to the calculation of the gains on sale of containers, net (see Note 3 “Immaterial Correction of Errors in Prior Periods”).

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(8)	Debt and Derivative Instruments

The following represents the Company’s debt obligations as of June 30, 2017 and December 31, 2016:

Secured Debt Facilities, Revolving Credit Facilities, Term Loan and Bonds Payable	June 30, 2017		December 31, 2016
	Outstanding	Average Interest	Outstanding	Average Interest	Final Maturity
TMCL II Secured Debt Facility (1)	$610,415	3.91%	$951,923	2.40%	September 2021
TMCL IV Secured Debt Facility (2)	149,950	3.71%	140,202	2.69%	February 2020
TL Revolving Credit Facility	480,701	3.22%	671,060	2.50%	June 2020
TL Revolving Credit Facility II	162,658	3.21%	174,005	2.44%	July 2020
TW Credit Facility	109,410	3.08%	122,723	2.63%	September 2026
TAP Funding Revolving Credit Facility	140,932	3.41%	149,230	2.45%	December 2018
TL Term Loan	374,038	3.29%	394,732	2.59%	April 2019
2013-1 Bonds	-	-	200,595	3.90%	September 2038
2014-1 Bonds	-	-	233,827	3.27%	October 2039
2017-1 Bonds	407,764	3.91%	-	-	May 2042
2017-2 Bonds	494,316	3.73%	-	-	June 2042
Total debt obligations	$2,930,184		$3,038,297
Amount due within one year	$266,625		$205,081
Amounts due beyond one year	$2,663,559		$2,833,216

(2)

Final maturity of the TMCL II Secured Debt Facility is based on the assumption that the facility will not be extended on its Conversion Date, September 2017, and will then covert into a four-year partially amortizing note payable.

(3)	Final maturity of the TMCL IV Secured Debt Facility is based on the assumption that the facility will not be extended on its Conversion Date.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

Secured Debt Facilities

TMCL II--  Textainer Marine Containers II Limited (“TMCL II”) (a Bermuda Company), one of the Company’s wholly-owned subsidiaries, has a securitization facility (the “TMCL II Secured Debt Facility”) that provides for an aggregate commitment amount of up to $1,200,000.

On February 27, 2017, TMCL II entered into an amendment of the TMCL II Secured Debt Facility which revised certain of the covenants and restrictions, and increased the interest rate.

TMCL III-- On April 20, 2017, TMCL III entered into $406,000 of one-year floating rate asset-backed notes (the “2017-A Notes”) with a group of financial institutions. Interest on the outstanding amount due under the 2017-A Notes was based on adjusted LIBOR plus a spread of 3.0%. The entire proceeds of the 2017-A Notes with TMCL III’s available cash was used to fully repay the unpaid principal amount of $195,585 and $228,562 of the 2013-1 Bonds and the 2014-1 Bonds, respectively, on April 20, 2017.

On May 17, 2017, the TMCL III 2017-A Notes were fully repaid by proceeds from the sale of TMCL III’s containers to Textainer Marine Containers V Limited’s (“TMCL V”) (a Bermuda Company), one of the Company’s wholly-owned subsidiaries, and TMCL III’s available cash.

TMCL IV—Textainer Marine Containers IV Limited (“TMCL IV”) (a Bermuda Company), one of the Company’s wholly-owned subsidiaries, has a securitization facility (the “TMCL IV Secured Debt Facility”) that provides for an aggregate commitment amount of up to $300,000.

On February 27, 2017, TMCL IV entered into an amendment of the TMCL IV Secured Debt Facility which revised certain of the covenants and restrictions, and increased the interest rate.

Credit Facilities

TL—TL has a revolving credit facility (the “TL Revolving Credit Facility”) that provides for an aggregate commitment amount of up to $700,000 (which includes a $50,000 letter of credit facility). TL also has another revolving credit facility (the “TL Revolving Credit Facility II”) that provides for an aggregate commitment amount of up to $190,000.

         On February 27, 2017, TL entered into amendments of each the TL Revolving Credit Facility and the TL Revolving Credit Facility II which revised certain of the covenants and restrictions and increased the interest rate.

TW—TW has a credit agreement, with Wells Fargo Bank N.A. as the lender, that provided for a revolving credit facility with an aggregate commitment amount of up to $300,000 (the “TW Credit Facility”). The revolving credit period was terminated on July 29, 2016 through an amendment.

  TAP Funding-- TAP Funding has a credit agreement that provides for a revolving credit facility with an aggregate commitment amount of up to $150,000 (the “TAP Funding Revolving Credit Facility”).

      On February 27, 2017, TAP Funding entered into an amendment of the TAP Funding Revolving Credit Facility which revised certain of the covenants and restrictions.

Term Loan

TL has a $500,000 five-year term loan (the “TL Term Loan”) that represents a partially-amortizing term loan.

  On February 27, 2017, TL entered into amendment of the TL Term Loan which revised certain of the covenants and restrictions, and increase the interest rate.

Bonds Payable

TMCL III-- TMCL III issued $300,900 aggregate principal amount of Series 2013-1 Fixed Rate Asset Backed Notes (the “2013-1 Bonds”) and $301,400 aggregate principal amount of Series 2014-1 Fixed Rate Asset Backed Notes (the “2014-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

On April 20, 2017, the unpaid principal amount of $195,585 and $228,562 of the 2013-1 Bonds and the 2014-1 Bonds, respectively, was fully repaid by proceeds from the 2017-A Notes and TMCL III’s available cash.

TMCL V-- On May 17, 2017, TMCL V issued the 2017-1 Bonds, $350,000 aggregate Class A principal amount and $70,000 aggregate Class B principal amount of Series 2017-1 Fixed Rate Asset Backed Notes, to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The $420,000 in 2017-1 Bonds represent fully amortizing notes payable over a scheduled payment term of 9 years, but not to exceed a maximum payment term of 25 years. The target final payment date and legal final payment date are May 20, 2026 and May 20, 2042, respectively. Proceeds from the 2017-1 Bonds was used to acquire containers from TMCL III and for general corporate purposes.  The 2017-1 Bonds are secured by a pledge of TMCL V’s total assets.

On June 28, 2017, TMCL V issued the 2017-2 Bonds, $416,000 aggregate Class A principal amount and $84,000 aggregate Class B principal amount of Series 2017-2 Fixed Rate Asset Backed Notes, to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The $500,000 in 2017-2 Bonds represent fully amortizing notes payable over a scheduled payment term of 9 years, but not to exceed a maximum payment term of 25 years. The target final payment date and legal final payment date are June 20, 2026 and June 20, 2042, respectively. Proceeds from the 2017-2 Bonds was used to acquire containers from TL and TMCL II and for general corporate purposes.  The 2017-2 Bonds are secured by a pledge of TMCL V’s total assets.

Restrictive Covenants

The Company’s secured debt facilities, revolving credit facilities, the TL Term Loan and the bonds payable contain restrictive covenants, including limitations on certain liens, indebtedness and investments.

•

The TL Revolving Credit Facility, TL Revolving Credit Facility II and the TL Term Loan contain certain restrictive financial covenants on TGH’s consolidated tangible net worth and TGH and TL’s leverage coverage.

•

The TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility, the TW Credit Facility, the TAP Funding Revolving Credit Facility, the 2013-1 Bonds, the 2014-1 Bonds, the 2017-1 Bonds and the 2017-2 Bonds contain restrictive covenants on TGH’s leverage, debt service coverage, TGH’s container management subsidiary net income and debt levels.

•	The TMCL II Secured Debt Facility and TMCL IV Secured Debt Facility also contain restrictive covenants regarding certain containers sales proceeds ratio.

•	The TW Credit Facility also contains restrictive covenants limiting TW’s finance lease default ratio and debt service coverage ratio.

•

The TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility, the TAP Funding Revolving Credit Facility, the 2013-1 Bonds and the 2014-1 Bonds, and the 2017-1 Bonds and the 2017-2 Bonds also contain restrictive covenants’ regarding certain debt service ratios and the average age of the container fleets of TMCL II, TMCL IV, TAP Funding, and TMCL IV, respectively.

•

The TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility, the 2013-1 Bonds and the 2014-1 Bonds, and the 2017-1 Bonds and the 2017-2 Bonds also contain restrictive covenants on TMCL II, TMCL IV and TMCL IV’s ability to incur other obligations and distribute earnings, respectively.

•	All of the Company’s debt facilities also contain restrictive covenants on borrowing base minimums.

TGH and its subsidiaries were in full compliance with these restrictive covenants at June 30, 2017.

The following is a schedule of future scheduled repayments, by year, and borrowing capacities, as of June 30, 2017,

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Twelve months ending June 30,						Available borrowing, as limited by the	Current and
	2018	2019	2020	2021	2022 and thereafter	Total Borrowing	Borrowing Base	Available Borrowing
TMCL II Secured Debt Facility (1)	$63,936	$59,207	$59,207	$59,207	$370,047	$611,604	$—	$611,604
TMCL IV Secured Debt Facility (2)	14,000	42,000	94,700	—	—	150,700	30,109	180,809
TL Revolving Credit Facility	—	—	—	487,432	—	487,432	34,513	521,945
TL Revolving Credit Facility II	51,600	51,600	51,600	9,169	—	163,969	12,084	176,053
TW Credit Facility	27,007	23,607	19,033	22,362	17,401	109,410	—	109,410
TAP Funding Revolving Credit Facility	—	141,550	—	—	—	141,550	4,925	146,475
TL Term Loan	39,600	336,484		—	—	376,084	—	376,084
2017-1 Bonds	36,620	38,218	37,102	45,408	255,169	412,517	—	412,517
2017-2 Bonds (3)	39,441	40,649	42,058	48,667	329,185	500,000	—	500,000
Total (4)	$272,204	$733,315	$303,700	$672,245	$971,802	$2,953,266	$81,631	$3,034,897

(1)

Future schedule payments for TMCL II Secured Debt Facility is based on the assumption that the facility will not be extended on its Conversion Date, September 2017, and will then covert into a four-year partially amortizing note payable.

(2)	Future schedule payments for TMCL IV Secured Debt Facility is based on the assumption that the facility will not be extended on its Conversion.
(3)	Future schedule payments for 2017-2 Bonds exclude an unamortized discount of $83.

(4) Future scheduled payments for all debts exclude unamortized prepaid debt issuance costs in an aggregate amount of $22,999.

Derivative Instruments

The Company has entered into several interest rate cap, collar and swap agreements with several banks to reduce the impact of changes in interest rates associated with its debt obligations. The following is a summary of the Company’s derivative instruments as of June 30, 2017:

Notional
Derivative instruments	amount
Interest rate swap contracts with several banks, with fixed rates between 0.60% and 1.98% per annum, amortizing notional amounts, with termination dates through July 15, 2023	$1,186,847
Interest rate collar contracts with a bank which cap rates between 1.26% and 2.18% per annum, and sets floors for rates between 0.76% and 1.68% per annum, amortizing notional amount, with termination dates through June 15, 2023	86,962
Interest rate cap contracts with several banks with fixed rates between 3.70% and 4.06% per annum, nonamortizing notional amounts, with termination dates through December 15, 2019	98,000
Total notional amount as of June 30, 2017	$1,371,809

The Company’s interest rate swap, collar and cap agreements had a fair value asset and a fair value liability of $5,113 and $439 as of June 30, 2017, respectively, and a fair value asset and a fair value liability of $4,816 and $1,204 as of December 31, 2016, respectively, which are inclusive of counterparty risk. The primary external risk of the Company’s interest rate swap agreements is the counterparty credit exposure, as defined as the ability of a counterparty to perform its financial obligations under a derivative contract. The Company monitors its counterparties’ credit ratings on an on-going basis and they were in compliance with the related derivative agreements at June 30, 2017. The Company does not have any master netting arrangements with its counterparties. The Company’s fair value assets and liabilities for its interest rate swap, collar and cap agreements are included in interest rate swaps, collars and caps in the accompanying condensed consolidated balance sheets. The change in fair value was recorded in the condensed consolidated statements of comprehensive loss as unrealized (losses) gains on interest rate swaps, collars and caps, net.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(9)	Segment Information

The Company operates in three reportable segments: Container Ownership, Container Management and Container Resale. The following tables show segment information for the three and six months ended June 30, 2017 and 2016, reconciled to the Company’s loss before income taxes and noncontrolling interests as shown in its condensed consolidated statements of comprehensive loss:

	Container	Container	Container
Three Months Ended June 30, 2017	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income	$108,124	$655	$—	$—	$—	$108,779
Management fees from external customers	67	2,237	1,230	—	—	3,534
Inter-segment management fees	—	8,591	2,189	—	(10,780)	—
Trading container sales proceeds	—	—	1,052	—	—	1,052
Gains on sale of containers, net	5,882	—	—	—	—	5,882
Total revenue	$114,073	$11,483	$4,471	$—	$(10,780)	$119,247
Depreciation expense	$61,029	$184	$—	$—	$(1,569)	$59,644
Container impairment	$714	$—	$—	$—	$—	$714
Interest expense	$29,404	$—	$—	$—	$—	$29,404
Write-off of unamortized deferred debt issuance costs and bond discounts	$7,228	$—	$—	$—	$—	$7,228
Unrealized losses on interest rate swaps, collars and caps, net	$(1,232)	$—	$—	$—	$—	$(1,232)
Segment (losses) income before income taxes and noncontrolling interests	$(11,522)	$3,588	$2,612	$(833)	$1,430	$(4,725)
Total assets	$4,127,463	$144,389	$3,301	$7,047	$(118,889)	$4,163,311
Purchases of long-lived assets	$16,757	$111	$—	$—	$—	$16,868

	Container	Container	Container
Three Months Ended June 30, 2016 (1)	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income	$119,734	$731	$—	$—	$—	$120,465
Management fees from external customers	73	2,545	676	—	—	3,294
Inter-segment management fees	—	10,572	2,115	—	(12,687)	—
Trading container sales proceeds	—	—	3,062	—	—	3,062
Gains on sale of containers, net	220	—	—	—	—	220
Total revenue	$120,027	$13,848	$5,853	$—	$(12,687)	$127,041
Depreciation expense	$53,112	$221	$—	$—	$(1,550)	$51,783
Container impairment	$19,484	$—	$—	$—	$—	$19,484
Interest expense	$20,022	$—	$—	$—	$—	$20,022
Unrealized losses on interest rate swaps, collars and caps, net	$(5,022)	$—	$—	$—	$—	$(5,022)
Segment (losses) income before income taxes and noncontrolling interests	$(7,397)	$6,296	$1,026	$(965)	$122	$(918)
Total assets	$4,351,502	$104,254	$5,800	$7,368	$(105,796)	$4,363,128
Purchases of long-lived assets	$129,576	$297	$—	$—	$—	$129,873

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Container	Container	Container
Six Months Ended June 30, 2017	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income	$215,273	$1,123	$—	$—	$—	$216,396
Management fees from external customers	133	4,429	2,194	—	—	6,756
Inter-segment management fees	—	16,374	4,495	—	(20,869)	—
Trading container sales proceeds	—	—	2,852	—	—	2,852
Gains on sale of containers, net	9,930	—	—	—	—	9,930
Total revenue	$225,336	$21,926	$9,541	$—	$(20,869)	$235,934
Depreciation expense	$122,982	$386	$—	$—	$(3,116)	$120,252
Container impairment	$4,525	$—	$—	$—	$—	$4,525
Interest expense	$58,317	$—	$—	$—	$—	$58,317
Write-off of unamortized deferred debt issuance costs and bond discounts	$7,228	$—	$—	$—	$—	$7,228
Unrealized gains on interest rate swaps, collars and caps, net	$1,062	$—	$—	$—	$—	$1,062
Segment (losses) income before income taxes and noncontrolling interests	$(23,818)	$4,839	$5,165	$(1,505)	$2,966	$(12,353)
Total assets	$4,127,463	$144,389	$3,301	$7,047	$(118,889)	$4,163,311
Purchases of long-lived assets	$18,302	$134	$—	$—	$—	$18,436

	Container	Container	Container
Six Months Ended June 30, 2016 (1)	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income	$241,584	$1,229	$—	$—	$—	$242,813
Management fees from external customers	146	5,121	1,371	—	—	6,638
Inter-segment management fees	—	20,616	4,203	—	(24,819)	—
Trading container sales proceeds	—	—	4,964	—	—	4,964
Gains on sale of containers, net	1,246	—	—	—	—	1,246
Total revenue	$242,976	$26,966	$10,538	$—	$(24,819)	$255,661
Depreciation expense	$107,026	$435	$—	$—	$(3,067)	$104,394
Container impairment	$36,776	$—	$—	$—	$—	$36,776
Interest expense	$39,987	$—	$—	$—	$—	$39,987
Unrealized losses on interest rate swaps, collars and caps, net	$(16,199)	$—	$—	$—	$—	$(16,199)
Segment (losses) income before income taxes and noncontrolling interests	$(16,217)	$10,465	$1,855	$(1,995)	$921	$(4,971)
Total assets	$4,351,502	$104,254	$5,800	$7,368	$(105,796)	$4,363,128
Purchases of long-lived assets	$252,618	$649	$—	$—	$—	$253,267

(1)

Certain amounts for the periods ended June 30, 2016 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases and the calculation of gains on sale of containers, net (see Note 3 “Immaterial Correction of Errors in Prior Periods”).

General and administrative expenses are allocated to the reportable business segments based on direct overhead costs incurred by those segments. Amounts reported in the “Other” column represent activity unrelated to the active reportable business segments. Amounts reported in the “Eliminations” column represent inter-segment management fees between the Container Management and Container Resale segments and the Container Ownership segment.

Geographic Segment Information

The Company’s container lessees use containers for their global trade utilizing many worldwide trade routes. The Company earns its revenue from international carriers when the containers are on hire. Substantially all of the Company’s leasing related revenue is denominated in U.S. dollars. As all of the Company’s containers are used internationally, where no single container is

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

domiciled in one particular place for a prolonged period of time, all of the Company’s long-lived assets are considered to be international with no single country of use.

The following table represents the geographic allocation of lease rental income and management fees during the three and six months ended June 30, 2017 and 2016 based on customers’ primary domicile:

	Three months ended June 30,				Six months ended June 30,
	2017	Percent of Total	2016 (1)	Percent of Total	2017	Percent of Total	2016 (1)	Percent of Total
Lease rental income:
Asia	$58,323	53.6%	$68,297	56.7%	$115,655	53.4%	$139,154	57.3%
Europe	43,102	39.6%	44,894	37.3%	85,649	39.6%	90,087	37.1%
North / South America	6,156	5.7%	5,827	4.8%	12,629	5.8%	10,521	4.3%
Bermuda	—	—	—	—	—	—	2,111	0.9%
All other international	1,198	1.1%	1,447	1.2%	2,463	1.1%	940	0.4%
	$108,779	100.0%	$120,465	100.0%	$216,396	100.0%	$242,813	100.0%
Management fees:
Bermuda	$1,958	55.4%	$2,204	66.9%	$3,805	56.3%	$4,372	65.9%
Europe	1,033	29.2%	546	16.6%	1,853	27.4%	1,177	17.7%
North / South America	484	13.7%	465	14.1%	967	14.3%	930	14.0%
All other international	52	1.5%	63	1.9%	117	1.7%	135	2.0%
Asia	7	0.2%	16	0.5%	14	0.2%	24	0.4%
	$3,534	100.0%	$3,294	100.0%	$6,756	100.0%	$6,638	100.0%

(1)

Certain amounts for the period ended June 30, 2016 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases (see Note 3 “Immaterial Correction of Errors in Prior Periods”).

The following table represents the geographic allocation of trading container sales proceeds and gains on sale of containers, net during the three and six months ended June 30, 2017 and 2016 based on the location of sale:

	Three months ended June 30,				Six months ended June 30,
	2017	Percent of Total	2016 (1)	Percent of Total	2017	Percent of Total	2016 (1)	Percent of Total
Trading container sales proceeds:
Asia	$705	67.0%	$2,216	72.4%	$1,940	68.0%	$3,212	64.7%
North / South America	250	23.8%	666	21.8%	570	20.0%	1,259	25.4%
Europe	97	9.2%	180	5.9%	342	12.0%	493	9.9%
Bermuda	—	—	—	—	—	—	—	—
	$1,052	100.0%	$3,062	100.0%	$2,852	100.0%	$4,964	100.0%
Gains on sale of containers, net:
Asia	$4,403	74.9%	$71	32.3%	$7,470	75.2%	$324	26.0%
Europe	1,040	17.7%	30	13.6%	961	9.7%	174	14.0%
North / South America	448	7.6%	172	78.2%	1,624	16.4%	788	63.2%
Bermuda	—	—	—	—	—	—	—	—
All other international	(9)	(0.2)%	(53)	(24.1)%	(125)	(1.3)%	(40)	(3.2)%
	$5,882	100.0%	$220	100.0%	$9,930	100.0%	$1,246	100.0%

(1)

Certain amounts for the period ended June 30, 2016 have been restated for immaterial corrections of identified errors pertaining to the calculation of the gains on sale of containers, net (see Note 3 “Immaterial Correction of Errors in Prior Periods”).

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(10)	Commitments and Contingencies

(a)Restricted Cash

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under the Company’s TMCL II Secured Debt Facility, TMCL IV Secured Debt Facility, TW Credit Facility, 2013-1 Bonds, 2014-1 Bonds, 2017-1 Bonds and 2017-2 bonds.  The total balance of these restricted cash accounts was $86,414 and $58,078 as of June 30, 2017 and December 31, 2016, respectively.

(b)Container Commitments

At June 30, 2017, the Company had placed orders with manufacturers for containers to be delivered subsequent to June 30, 2017 in the total amount of $187,097.

(11)	Subsequent Event

The Company entered into an agreement with a third-party to manage approximately 112,000 containers owned by that third-party effective August 1, 2017.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and notes thereto included in Item 1, “Condensed Consolidated Financial Statements (Unaudited)” of this Quarterly Report on Form 6-K, as well as our audited consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 27, 2017 (our “2016 Form 20-F”). In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.” Factors that could cause or contribute to these differences include those discussed below and Item 3, “Key Information -- Risk Factors” included in our 2016 Form 20-F.

As used in the following discussion and analysis, unless indicated otherwise or the context otherwise requires, references to: (1) “the Company,” “we,” “us,” “our” or “TGH” refer collectively to Textainer Group Holdings Limited, the issuer of the publicly-traded common shares that have been registered pursuant to Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20’ dry freight container, thus a 20’ container is one TEU and a 40’ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20’ dry freight container, so the cost of a standard 20’ dry freight container is one CEU; the cost of a 40’ dry freight container is 1.6 CEU; and the cost of a 40’ high cube dry freight container (9’6” high) is 1.7 CEU; and the cost of a 40’ high cube refrigerated container is 8.0 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other container investors; (6) “our fleet” and our” total fleet” means our owned fleet plus our managed fleet plus any containers we lease from other lessors; and (7) “container investors” means the owners of the containers in our managed fleet.

Dollar amounts in this section of this Quarterly Report on Form 6-K are expressed in thousands, unless otherwise indicated.

Certain previously reported information have been revised for the effect of immaterial corrections of identified errors pertaining to the classification of certain leases and the calculation of gains on sale of containers, net. See Note 3 “Immaterial Correction of Errors in Prior Periods” to our condensed consolidated financial statements in Item 1, “Condensed Consolidated Financial Statements (Unaudited)” in this Form 6-K.

Overview

We are one of the world’s largest lessors of intermodal containers based on fleet size, with a total fleet of approximately 2.0 million containers, representing 3.0 million TEU. Containers are an integral component of intermodal trade, providing a secure and cost-effective method of transportation because they can be used to transport freight by ship, rail or truck, making it possible to move cargo from point of origin to final destination without repeated unpacking and repacking. We lease containers to approximately 300 shipping lines and other lessees, including each of the world’s top 20 container lines, as measured by the total TEU capacity of their container vessels. We believe that our scale, global presence, customer service, market knowledge and long history with our customers have made us one of the most reliable suppliers of leased containers. We have a long track record in the industry, operating since 1979, and have developed long-standing relationships with key industry participants. Our top 25 customers, as measured by revenues, have leased containers from us for an average of 27 years.

We have purchased an average of more than 235,000 TEU of new containers per year for the past five years, and have been one of the world’s largest buyers of new containers over the same period. We are one of the world’s largest sellers of used containers, having sold an average of more than 120,000 containers per year for the last five years to more than 1,400 customers. We provide our services worldwide via an international network of 14 regional and area offices and more than 500 independent depots.

We operate our business in three core segments:

•	Container Ownership. As of June 30, 2017, we owned containers accounting for approximately 81.3% of our fleet.
•

Container Management. As of June 30, 2017, we managed containers on behalf of 13 affiliated and unaffiliated container owners, providing acquisition, management and disposal services. As of June 30, 2017, managed containers accounted for approximately 18.7% of our fleet.

•

Container Resale. We generally sell containers from our fleet when they reach the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair and possible repositioning expenses. We also purchase and lease or resell containers from shipping line customers, container traders and other sellers of containers.

The table below summarizes the composition of our fleet, in TEU and CEU, by type of containers, as of June 30, 2017:

	TEU			CEU
	Owned	Managed	Total	Owned	Managed	Total
Standard dry freight	2,227,555	538,365	2,765,920	1,994,213	481,127	2,475,340
Refrigerated	146,836	12,089	158,925	593,548	48,506	642,054
Other specialized	59,008	8,187	67,195	89,923	14,273	104,196
Total fleet	2,433,399	558,641	2,992,040	2,677,684	543,906	3,221,590
Percent of total fleet	81.3%	18.7%	100.0%	83.1%	16.9%	100.0%

Our fleet as of June 30, 2017, by lease type, as a percentage of total TEU on hire was as follows:

Percent of
Total On-
Hire Fleet
Term leases	76.6%
Master leases	13.8%
Direct financing and sales-type leases	6.9%
Spot leases	2.7%
Total	100.0%

The following table summarizes our average total fleet utilization (CEU basis) for the three and six months ended June 30, 2017 and 2016:

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Utilization	96.3%	94.7%	95.7%	94.6%

We measure the utilization rate on the basis of CEU on lease, using the actual number of days on hire, expressed as a percentage of CEU available for lease, using the actual days available for lease. CEU available for lease excludes CEU that have been manufactured for us but have not yet been delivered to a lessee and CEU designated as held-for-sale units.

Our total revenues primarily consist of leasing revenues derived from the leasing of our owned containers and, to a lesser extent, fees received for managing containers owned by third parties and equipment resale. The most important driver of our profitability is the extent to which revenues on our owned fleet and management fee income exceed our operating costs. The key drivers of our revenues are fleet size, rental rates and utilization. Our operating costs primarily consist of depreciation expense, container impairment, direct operating expenses, administrative expenses and amortization expense. Our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities.

Key Factors Affecting Our Performance

We believe there are a number of key factors that have affected, and are likely to continue to affect, our operating performance. These key factors include the following, among others:

•	the demand for leased containers;
•	lease rates;
•	steel prices;
•	interest rates;
•	access to funding;
•	economic life of our containers;
•	our ability to lease out our new containers shortly after we purchase them;
•	prices of new and used containers and the impact of changing prices on containers held for sale and the residual value of our in-fleet owned containers;
•	remarketing risk;
•	the creditworthiness of our customers;
•	further consolidation among container lessors;
•	further consolidation of container manufacturers and/or decreased access to new containers; and
•	global and macroeconomic factors that affect trade generally, such as recessions, terrorist attacks, pandemics or the outbreak of war and hostilities.

For further details regarding these and other factors that may affect our business and results of operations, see Item 3, “Key Information -- Risk Factors” included in our 2016 Form 20-F.

Results of Operations

Comparison of the Three and Six Months Ended June 30, 2017 and 2016

The following table summarizes our total revenues for the three and six months ended June 30, 2017 and 2016 and the percentage changes between those periods:

	Three Months Ended		% Change	Six Months Ended		% Change
	June 30,		Between	June 30,		Between
	2017	2016	2017 and 2016	2017	2016	2017 and 2016
	(Dollars in thousands)			(Dollars in thousands)
Lease rental income	$108,779	$120,465	(9.7%)	$216,396	$242,813	(10.9%)
Management fees	3,534	3,294	7.3%	6,756	6,638	1.8%
Trading container sales proceeds	1,052	3,062	(65.6%)	2,852	4,964	(42.5%)
Gain on sale of containers, net	5,882	220	2573.6%	9,930	1,246	697.0%
Total revenues	$119,247	$127,041	(6.1%)	$235,934	$255,661	(7.7%)

Lease rental income for the three months ended June 30, 2017 decreased $11,686 (-9.7%) compared to the three months ended June 30, 2016 primarily due to a 15.0% decrease in average per diem rental rates, partially offset by a 1.1 percentage point increase in utilization for our owned fleet and an 8.5% increase in our owned fleet size that was available for lease. The decrease in lease rental income for the three months ended June 30, 2017 included a $7,918 decrease in revenue from Hanjin Shipping Company’s (“Hanjin”) bankruptcy in August 2016. Lease rental income for the six months ended June 30, 2017 decreased $26,417 (-10.9%) compared to the six months ended June 30, 2016 primarily due to a 16.5% decrease in average per diem rental rates, partially offset by a 0.5 percentage point increase in utilization for our owned fleet and a 8.6% increase in our owned fleet size that was available for lease. The decrease in lease rental income for the six months ended June 30, 2017 included a $15,178 decrease in revenue from Hanjin’s bankruptcy in August 2016.

Management fees for the three months ended June 30, 2017 increased $240 (7.3%) compared to the three months ended June 30, 2016 due to a $546 increase in sales commissions, partially offset by a $127 decrease resulting from a 4.6% decrease in the size of the managed fleet primarily due to the disposals of containers that reached the end of their useful lives, a $113 decrease due to lower fleet profitability and a $66 decrease in acquisition fees due to fewer managed container purchases. Management fees for the six months ended June 30, 2017 increased $118 (1.8%) compared to the six months ended June 30, 2016 due to a $810 increase in sales commissions, partially offset by a $381 decrease resulting from a 4.9% decrease in the size of the managed fleet, a $250 decrease due to lower fleet profitability and a $61 decrease in acquisition fees due to fewer managed container purchases.

Trading container sales proceeds for the three months ended June 30, 2017 decreased $2,010 (-65.6%) compared to the three months ended June 30, 2016 due to a $2,539 decrease resulting from a 82.9% reduction in unit sales due to a decrease in the number of trading containers that we were able to source, partially offset by a $529 increase resulting from an increase in average sales proceeds of $901 per container. Trading container sales proceeds for the six months ended June 30, 2017 decreased $2,112 (-42.5%) compared to the six months ended June 30, 2016 due to a $3,125 decrease resulting from a 63.0% reduction in unit sales due to a decrease in the number of trading containers that we were able to source, partially offset by a $1,013 increase resulting from an increase in the average sales proceeds of $517 per container.

Gain on sale of containers, net for the three months ended June 30, 2017 increased $5,662 (2573.6%) compared to the three months ended June 30, 2016 primarily due to a $5,364 increase resulting from an increase in average sales proceeds of $194 per unit and a $338 increase in net gain on sales-type leases, partially offset by a $40 decrease resulting from a 16.5% decrease in the number of containers sold. Gain on sale of containers, net for the six months ended June 30, 2017 increased $8,684 (697.0%) compared to the six months ended June 30, 2016 due to a $9,083 increase resulting from an increase in average sales proceeds of $139 per unit, a $310 increase in net gain on sales-type leases and a $18 increase due to a 3.3% increase in the number of containers sold, partially offset by a $727 adjustment resulting from recording the fair value of replacement containers that were received in lieu of containers that were destroyed at a manufacturer’s depot for the six months ended June 30, 2016.

The following table summarizes our total operating expenses for the three and six months ended June 30, 2017 and 2016 and the percentage changes between those periods:

	Three Months Ended		% Change	Six Months Ended		% Change
	June 30,		Between	June 30,		Between
	2017	2016	2017 and 2016	2017	2016	2017 and 2016
	(Dollars in thousands)			(Dollars in thousands)
Direct container expense	$14,889	$14,549	2.3%	$34,548	$29,178	18.4%
Cost of trading containers sold	716	3,614	(80.2%)	2,005	6,258	(68.0%)
Depreciation expense	59,644	51,783	15.2%	120,252	104,394	15.2%
Container impairment	714	19,484	(96.3%)	4,525	36,776	(87.7%)
Amortization expense	948	1,372	(30.9%)	1,896	2,746	(31.0%)
General and administrative expense	7,309	6,599	10.8%	14,654	13,765	6.5%
Short-term incentive compensation expense (benefit)	2	(93)	(102.2%)	1,362	680	100.3%
Long-term incentive compensation expense	1,405	1,498	(6.2%)	2,781	3,106	(10.5%)
Bad debt expense, net	108	1,837	(94.1%)	360	2,986	(87.9%)
Total operating expenses	$85,735	$100,643	(14.8%)	$182,383	$199,889	(8.8%)

Direct container expense for the three months ended June 30, 2017 increased $340 (2.3%) compared to the three months ended June 30, 2016 primarily due to a $1,841 increase in repositioning expense mainly resulting from repositioning Hanjin containers, a $601 increase in maintenance expense and a $562 increase in insurance expense, partially offset by a $2,325 decrease in storage expense. Direct container expense for the six months ended June 30, 2017 increased $5,370 (18.4%) compared to the six months ended June 30, 2016 primarily due to a $6,482 increase in repositioning expense mainly resulting from repositioning Hanjin containers, a $1,116 increase in insurance expense and a $1,070 increase in maintenance expense, partially offset by a $3,264 decrease in storage expense.

Cost of trading containers sold for the three months ended June 30, 2017 decreased $2,898 (-80.2%) compared to the three months ended June 30, 2016 due to a $2,997 decrease resulting from a 82.9% reduction in unit sales due to a decrease in the number of trading containers that we were able to source and sell, partially offset by a $99 increase due to an increase in the average cost of $168 per unit of containers sold. Cost of trading containers sold for the six months ended June 30, 2017 decreased $4,253 (-68.0%) compared to the six months ended June 30, 2016 due to a $3,939 decrease resulting from a 63.0% decrease in the number of trading containers sold and a $314 decrease due to a decrease in the average cost of $160 per unit sold.

Depreciation expense for the three months ended June 30, 2017 increased $7,861 (15.2%) compared to the three months ended June 30, 2016 due to a decrease in the estimated future residual value of 20’ dry containers, 40’ dry containers, 40’ high cube dry containers and 40’ folding flat rack containers used in the calculation of depreciation expense, partially offset by an increase in the estimated useful lives of 40’dry containers, 20’ folding flat rack containers, 20’ open top containers and 40’ folding flat rack containers used in the calculation of depreciation expense and a decrease in the size of our owned fleet excluding fully depreciated containers. Depreciation expense for the six months ended June 30, 2017 increased $15,858 (15.2%) compared to the six months ended June 30, 2016 due to a decrease in the estimated future residual value of 20’ dry containers, 40’ dry containers, 40’ high cube dry containers and 40’ folding flat rack containers used in the calculation of depreciation expense, partially offset by an increase in the estimated useful lives of 40’dry containers, 20’ folding flat rack containers, 20’ open top containers and 40’ folding flat rack containers used in the calculation of depreciation expense and a decrease in the size of our owned fleet excluding fully depreciated containers.

Container impairment for the three months ended June 30, 2017 decreased $18,770 (-96.3%) compared to the three months ended June 30, 2016 due to a $17,551 decrease in impairments to write down the value of containers held for sale to their estimated fair value less cost to sell and a $4,912 reversal of previously recorded impairments on containers held for sale due to rising used container prices during the three months ended June 30, 2017, partially offset by a $3,693 increase in impairments for containers that were unlikely to be recovered from lessees in default during 2017.  Container impairment for the six months ended June 30, 2017 decreased $32,251 (-87.7%) compared to the six months ended June 30, 2016 due to a $27,174 decrease in impairments to write down the value of containers held for sale to their estimated fair value less cost to sell and a $9,622 reversal of previously recorded impairments on containers held for sale due to rising used container prices during the six months ended June 30, 2017, partially offset by a $4,545 increase in impairments for containers that were unlikely to be recovered from lessees in default.

Amortization expense represents the amortization of amounts paid to acquire the rights to manage the container fleets of Capital Lease Limited, Hong Kong (“Capital”); Amphibious Container Leasing Limited (“Amficon”); and Capital Intermodal Limited, Capital Intermodal GmbH, Capital Intermodal Inc., Capital Intermodal Assets Limited and Xines Limited (“Capital Intermodal”). Amortization expense for the three and six months ended June 30, 2017 decreased $424 (-30.9%) and $850 (-31.0%) compared to the three and six months ended June 30, 2016, respectively, primarily due to a revision in management fee revenue estimates for the Capital, Amficon and Capital Intermodal fleets.

General and administrative expense for the three months ended June 30, 2017 increased $710 (10.8%) compared to the three months ended June 30, 2016 primarily due to a $288 increase in professional fees a $287 increase in rent expense and a $107 increase in information technology costs. General and administrative expense increased $889 (6.5%) for the six months ended June 30, 2017 compared to the six months ended June 30, 2016 primarily due to a $448 increase in rent expense, a $314 increase in professional fees, a $61 increase in compensation costs and a $47 increase in information technology costs.

Short-term incentive compensation expense (benefit) changed from a benefit of $93 for the three months ended June 30, 2016 to an expense of $2 for the three months ended June 30, 2017 primarily due to an increase in the expected amount of incentive compensation awards for fiscal year 2017 compared to fiscal year 2016. Short-term incentive compensation expense for the six months ended June 30, 2017 increased $682 (100.3%) compared to the six months ended June 30, 2016 due to an increase in the expected incentive compensation awards for fiscal year 2017 compared to fiscal year 2016.

Long-term incentive compensation expense for the three and six months ended June 30, 2017 decreased $93 (-6.2%) and $325 (-10.5%) compared to the three and six months ended June 30, 2016, respectively, primarily due to an adjustment to forfeiture rates in 2017, partially offset by additional share options and restricted share units that were each granted under the 2015 Share Incentive Plan (the “2015 Plan”) in November 2016 and March 2017.

Bad debt expense for the three and six months ended June 30, 2017 decreased $1,729 (-94.1%) and $2,626 (-87.9%) compared to the three and six months ended June 30, 2016, respectively, primarily due to management’s assessment during the three and six months ended June 30, 2017 that the financial condition of certain lessees and their ability to make required payments had improved during 2017.

The following table summarizes other (expense) income for the three and six months ended June 30, 2017 and 2016 and the percentage changes between those periods:

	Three Months Ended		% Change	Six Months Ended		% Change
	June 30,		Between	June 30,		Between
	2017	2016	2017 and 2016	2017	2016	2017 and 2016
	(Dollars in thousands)			(Dollars in thousands)
Interest expense	$(29,404)	$(20,022)	46.9%	$(58,317)	$(39,987)	45.8%
Write-off of unamortized deferred debt issuance costs and bond discounts	(7,228)	—	100.0%	(7,228)	—	100.0%
Interest income	89	103	(13.6%)	217	179	21.2%
Realized losses on interest rate swaps, collars and caps, net	(479)	(2,378)	(79.9%)	(1,641)	(4,731)	(65.3%)
Unrealized (losses) gains on interest rate swaps, collars and caps, net	(1,232)	(5,022)	(75.5%)	1,062	(16,199)	(106.6%)
Other, net	17	3	466.7%	3	(5)	(160.0%)
Net other expense	$(38,237)	$(27,316)	40.0%	$(65,904)	$(60,743)	8.5%

Interest expense for the three months ended June 30, 2017 increased $9,382 (46.9%) compared to the three months ended June 30, 2016. due to a $9,814 increase resulting from an increase in average interest rates of 1.3 percentage points primarily due to higher amortization of deferred debt issuance costs and an increase in interest margin of several of our recently amended debt facilities during the three months ended June 30, 2017, partially offset by a $432 decrease resulting from a decrease in average debt balances of $65,450. Interest expense for the six months ended June 30, 2017 increased $18,330 (45.8%) compared to the six months ended June 30, 2016 due to a $18,690 increase resulting from an increase in average interest rates of 1.3 percentage points, partially offset by a $360 decrease resulting from a decrease in average debt balances of $27,277.

Write-off of unamortized deferred debt issuance costs and bond discounts for both the three and six months ended June 30, 2017 increased $7,228 (100%) compared to both the three and six months ended June 30, 2016. The write-off of unamortized deferred debt issuance costs and bond discounts for both the three and six months ended June 30, 2017 amounted to $6,516 and $712, respectively, for both periods, which related to the early redemption of Textainer Marine Containers III Limited’s (“TMCL III”) 2013-1 Bonds, 2014-1 Bonds and 2017-A Notes. There was no write-off of unamortized deferred debt issuance costs or bond discounts for the three months and six months ended June 30, 2016.

Realized losses on interest rate swaps, collars and caps, net for the three months ended June 30, 2017 decreased $1,899 (-79.9%) compared to the three months ended June 30, 2016 due to a $1,816 decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.43 percentage points and a $83 decrease resulting from a decrease in average interest rate swap notional amounts of $61,430. Realized losses on interest rate swaps, collars and caps, net for the six months ended June 30, 2017 decreased $3,090 (-65.3%) compared to the six months ended June 30, 2016 due to a $3,190 decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.36 percentage points, partially offset by a $100 increase in average interest rate swap notional amounts of $36,835.

Unrealized losses on interest rate swaps, collars and caps, net for the three months ended June 30, 2017 decreased $3,790 (-75.5%) compared to the three months ended June 30, 2016. Unrealized (losses) gains on interest rate swaps, collars and caps, net changed from a net loss of $16,199 for the six months ended June 30, 2016 to a net gain of $1,062 for the six months ended June 30, 2017. Unrealized (losses) gains was triggered by the change of the fair values of the Company’s interest rate hedging instruments, which are mainly based on a wide range of factors, including projected levels of interest rates, credit spreads and the passage of time.

The following table summarizes income tax expense and net (loss) income attributable to the noncontrolling interests for the three and six months ended June 30, 2017 and 2016 and the percentage changes between those periods:

	Three Months Ended		% Change	Six Months Ended		% Change
	June 30,		Between	June 30,		Between
	2017	2016	2017 and 2016	2017	2016	2017 and 2016
	(Dollars in thousands)			(Dollars in thousands)
Income tax expense	$4,767	$797	498.1%	$5,214	$817	538.2%
Net (loss) income attributable to the noncontrolling interests	$(139)	$164	(184.8%)	$(1,240)	$(172)	620.9%

Income tax expense for the three and six months ended June 30, 2017 increased $3,970 (498.1%) and $4,397 (538.2%) compared to the three and six months ended June 30, 2016, respectively. For the three and six months ended June 30, 2017, the Company was reflecting an income tax expense, when it was reporting losses. This was due to the Company forecasting tax expense for the year due to higher forecasted percentage of the Company’s business occurring in high tax foreign jurisdictions relative to other regions, as well as an overall loss for the year.  For the three and six months ended June 30, 2016, the Company was reflecting an income tax expense as the Company at June 30, 2016 forecasted income for the year.

Net (loss) income attributable to the noncontrolling interests represents the noncontrolling interests’ portion of TW Container Leasing Ltd. (“TW”) and TAP Funding Limited’s (“TAP Funding”) net (loss) income for the periods.  TW is a joint venture between Textainer Limited (“TL”), TGH’s wholly-owned subsidiary, and Wells Fargo Container Corp. (“WFC”) in which TL owns 25% and WFC owns 75% of the common shares of TW. TW’s profits and losses are allocated to TL and WFC on the same basis as their ownership percentages. TAP Funding is a joint venture between TL and TAP Ltd. (“TAP”) in which TL owns 50.1% and TAP owns 49.9% of the common shares of TAP Funding. TAP Funding’s profits and losses are allocated to TL and TAP on the same basis as their ownership percentages.

Segment Information

The following table summarizes our loss before taxes and noncontrolling interests attributable to each of our business segments for the three and six months ended June 30, 2017 and 2016 (before inter-segment eliminations) and the percentage changes between those periods:

	Three Months Ended		% Change	Six Months Ended		% Change
	June 30,		Between	June 30,		Between
	2017	2016	2017 and 2016	2017	2016	2017 and 2016
	(Dollars in thousands)			(Dollars in thousands)
Container Ownership	$(11,522)	$(7,397)	55.8%	$(23,818)	$(16,217)	46.9%
Container Management	3,588	6,296	(43.0%)	4,839	10,465	(53.8%)
Container Resale	2,612	1,026	154.6%	5,165	1,855	178.4%
Other	(833)	(965)	(13.7%)	(1,505)	(1,995)	(24.6%)
Eliminations	1,430	122	1072.1%	2,966	921	222.0%
Loss before income tax and noncontrolling interests	$(4,725)	$(918)	414.7%	$(12,353)	$(4,971)	148.5%

Loss before income taxes and noncontrolling interests attributable to the Container Ownership segment for the three months ended June 30, 2017 increased $4,125 (55.8%) compared to the three months ended June 30, 2016. The following table summarizes the variances included within this increase:

Decrease in lease rental income	$(11,610)	(1)
Increase in interest expense	(9,382)	(2)
Increase in depreciation expense	(7,917)	(3)
Increase in write-off of unamortized deferred debt issuance costs and bond discounts	(7,228)	(4)
Decrease in container impairments	18,770	(5)
Increase in gain on sale of containers, net	5,662	(6)
Decrease in unrealized losses on interest rate swaps, collars and caps, net	3,790	(7)
Decrease in realized losses on interest rate swaps and caps, net	1,899	(8)
Decrease in bad debt expense	1,729	(9)
Other	162
	$(4,125)

(1)

The decrease in lease rental income was primarily due to a 15.0% decrease in average per diem rental rates, partially offset by a 1.1 percentage point increase in utilization for our owned fleet and an 8.5% increase in our owned fleet size that was available for lease. The decrease in lease rental income for the three months ended June 30, 2017 included a $7,918 decrease in revenue from Hanjin’s bankruptcy in August 2016.

(2)

The increase in interest expense was due to an increase in average interest rates of 1.3 percentage points primarily due to higher amortization of deferred debt issuance costs and an increase in interest margin of several of our recently amended debt facilities during the three months ended June 30, 2017, partially offset by a decrease in average debt balances of $65,450.

(3)

The increase in depreciation expense was due to a decrease in the estimated future residual value of 20’ dry containers, 40’ dry containers, 40’ high cube dry containers and 40’ folding flat rack containers used in the calculation of depreciation expense, partially offset by an increase in the estimated useful lives of 40’ dry containers, 20’ folding flat rack containers, 20’ open top containers and 40’ folding flat rack containers used in the calculation of depreciation expense and a decrease in the size of our owned fleet excluding fully depreciated containers.

(4)

The write-off of unamortized debt issuance costs and bond discounts for the three months ended June 30, 2017 amounted to $6,516 and $712, respectively, which related to the early redemption of TMCL III’s 2013-1 Bonds, 2014-1 Bonds, and 2017-A Notes. There was no write-off of unamortized debt issuance costs or bond discounts for the three months ended June 30, 2016.

(5)

The decrease in container impairment was due to a $17,551 decrease in impairments to write down the value of containers held for sale to their estimated fair value less cost to sell and a $4,912 reversal of previously recorded impairments on containers held for sale due to rising used container prices during the three months ended June 30, 2017, partially offset by a $3,693 increase in impairments for containers that were unlikely to be recovered from lessees in default.

(6)

The increase in gain on sale of containers, net was primarily due to an increase in average sales proceeds of $194 per unit and an increase in net gain on sales-type leases, partially offset by a 16.5% decrease in the number of containers sold.

(7)

The decrease in unrealized losses on interest rate swaps, collars and caps, net was triggered by the change of the fair values of the Company’s interest rate hedging instruments, which are mainly based on a wide range of factors, including projected levels of interest rates, credit spreads and the passage of time.

(8)

The decrease in realized losses on interest rate swaps, collars and caps, net was due to a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.43 percentage points and a decrease in average interest rate swap notional amounts of $61,430.

(9)

The decrease in bad debt expense was primarily due to management’s assessment during the three months ended June 30, 2017 that the financial condition of certain lessees and their ability to make required payments had improved during 2017.

Loss before income taxes and noncontrolling interests attributable to the Container Ownership segment for the six months ended June 30, 2017 increased $7,601 (46.9%) compared to the six months ended June 30, 2016. The following table summarizes the variances included within this increase:

Decrease in lease rental income	$(26,311)	(1)
Increase in interest expense	(18,330)	(2)
Increase in depreciation expense	(15,956)	(3)
Increase in write-off of unamortized deferred debt issuance costs and bond discounts	(7,228)	(4)
Increase in direct container expense	(3,104)	(5)
Decrease in container impairments	32,251	(6)
Change from unrealized losses on interest rate swaps, collars and caps, net to unrealized gains on interest rate swaps, collars and caps, net	17,261	(7)
Increase in gain on sale of containers, net	8,684	(8)
Decrease in realized losses on interest rate swaps and caps, net	3,090	(9)
Decrease in bad debt expense	2,626	(10)
Other	(584)
	$(7,601)

(1)

The decrease in lease rental income was primarily due to a 16.5% decrease in average per diem rental rates, partially offset by a 0.5 percentage point increase in utilization for our owned fleet and a 8.6% increase in our owned fleet size that was available for lease.

(2)	The increase in interest expense was due to an increase in average interest rates of 1.3 percentage points, partially offset by a decrease in average debt balances of $27,277.
(3)

The increase in depreciation expense was due to a decrease in the estimated future residual value of 20’ dry containers, 40’ dry containers, 40’ high cube dry containers and 40’ folding flat rack containers used in the calculation of depreciation expense, partially offset by an increase in the estimated useful lives of 40’ dry containers, 20’ folding flat rack containers, 20’ open top containers and 40’ folding flat rack containers used in the calculation of depreciation expense and a decrease in the size of our owned fleet excluding fully depreciated containers.

(4)

The write-off of unamortized debt issuance costs and bond discounts for the six months ended June 30, 2017 amounted to $6,516 and $712, respectively, which related to the early redemption of TMCL III’s 2013-1 Bonds, 2014-1 Bonds, and 2017-A Notes. There was no write-off of unamortized debt issuance costs or bond discounts for the six months ended June 30, 2016.

(5)

The increase in direct container expense was primarily due to an increase in repositioning expense mainly resulting from repositioning Hanjin containers, insurance expense and maintenance expense, partially offset by a decrease in storage expense. The increase in direct container expense also included a decrease in inter-segment management fees of $2,237 paid to our Container Management segment primarily due to lower profitability of the owned fleet, partially offset by an increase in the size of the owned fleet and an increase in inter-segment sales commissions of $292 paid to our Container Resale segment primarily due to an increase in average sales proceeds of our owned container sales and an increase in the volume of owned container sales. Inter-segment sales commissions and management fees are eliminated in consolidation.

(6)

The decrease in container impairment was due to a $27,174 decrease in impairments to write down the value of containers held for sale to their estimated fair value less cost to sell and a $9,622 reversal of previously recorded impairments on containers held for sale due to rising used container prices during the six months ended June 30, 2017, partially offset by a $4,545 increase in impairments for containers that were unlikely to be recovered from lessees in default.

(7)

Unrealized (losses) gains on interest rate swaps, collars and caps, net changed from a net loss for the six months ended June 30, 2016 to a net gain for the six months ended June 30, 2017. This was triggered by the change of the fair values of the Company’s interest rate hedging instruments, which are mainly based on a wide range of factors, including projected levels of interest rates, credit spreads and the passage of time.

(8)

The increase in gain on sale of containers, net was primarily due to an increase in average sales proceeds of $139 per unit, an increase in net gain on sales-type leases, and a 3.3% increase in the number of containers sold, partially offset by a $727 adjustment resulting from recording the fair value of replacement containers that were received in lieu of containers that were destroyed at a manufacturer’s depot for the six months ended June 30, 2016.

(9)

The decrease in realized losses on interest rate swaps, collars and caps, net was due to a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.36 percentage points, partially offset by an increase in average interest rate swap notional amounts of $36,835.

(10)

The decrease in bad debt expense, net, primarily due to management’s assessment during the six months ended June 30, 2017 that the financial condition of certain lessees and their ability to make required payments had improved during 2017.

Income before income taxes and noncontrolling interests attributable to the Container Management segment for the three months ended June 30, 2017 decreased $2,708 (-43.0%) compared to the three months ended June 30, 2016. The following table summarizes the variances included within this decrease:

Decrease in management fees	$(2,288)	(1)
Increase in general and administrative expense	(763)	(2)
Decrease in amortization expense	366	(3)
Other	(23)
	$(2,708)

(1)

The decrease in management fees was due to a $1,296 decrease in inter-segment acquisition fees received from our Container Ownership segment due to a decrease in the amount of owned container purchases, a $685 decrease in inter-segment management fees received from our Container Ownership segment primarily due to lower profitability of the owned fleet, partially offset by an increase in the size of the owned fleet that was available for lease and a $307 decrease in management fees from external customers resulting from a 4.6% decrease in the size of the managed fleet and lower fleet profitability. Inter-segment management fees and acquisition fees are eliminated in consolidation.

(2)	The increase in general and administrative expense was due to an increase in professional fees, rent expense and information technology costs.
(3)	The decrease in amortization expense was primarily due to a revision in management fee revenue estimates for the Capital, Amficon and Capital International fleets.

Income before income taxes and noncontrolling interests attributable to the Container Management segment for the six months ended June 30, 2017 decreased $5,626 (-53.8%) compared to the six months ended June 30, 2016. The following table summarizes the variances included within this decrease:

Decrease in management fees	$(4,933)	(1)
Increase in general and administrative expense	(880)	(2)
Increase in short term incentive compensation expense	(641)	(3)
Decrease in amortization expense	732	(4)
Other	96
	$(5,626)
(1)

The decrease in management fees was due to a $2,005 decrease in inter-segment acquisition fees received from our Container Ownership segment due to a decrease in the amount of owned container purchases, a $2,237 decrease in inter-segment management fees received from our Container Ownership segment primarily due to lower profitability of the owned fleet, partially offset by an increase in the size of the owned fleet that was available for lease and a $691 decrease in management fees from external customers resulting from a 4.9% decrease in the size of the managed fleet and lower fleet profitability. Inter-segment management fees and acquisition fees are eliminated in consolidation.

(2)	The increase in general and administrative expense was due to an increase in rent expense, professional fees, compensation costs and information technology costs.
(3)	The increase in short term incentive compensation expense due to an increase in the expected incentive compensation award for fiscal year 2017 compared to fiscal year 2016.
(4)	The decrease in amortization expense was primarily due to a revision in management fee revenue estimates for the Capital, Amficon and Capital Intermodal fleets.

Income before income taxes and noncontrolling interests attributable to the Container Resale segment for the three months ended June 30, 2017 increased $1,586 (154.6%) compared to the three months ended June 30, 2016.  The following table summarizes the variances included within this increase:

Change from losses on container trading, net to gains on container trading, net	$885	(1)
Increase in management fees	627	(2)
Other	74
	$1,586

(1)

Net gains (losses) on container trading, net changed from a net loss for the three months ended June 30, 2016 to a net gain for the three months ended June 30, 2017 primarily due to an increase in average sales proceeds per container, partially offset by an increase in the average cost per unit of containers sold and a 82.9% decrease in unit sales of containers resulting from a decrease in the number of trading containers that we were able to source and sell.

(2)

The increase in management fees was due to an increase in sales commissions resulting from a $74 increase in inter-segment sales commissions received from our Container Ownership segment primarily due to an increase in average sales proceeds of owned containers sales, partially offset by a decrease in the volume of owned container sales and a $553 increase in sales commissions from external customers primarily due to an increase in average sales proceeds of managed container sales, partially offset by a decrease in the volume of managed container sales. Inter-segment sales commissions are eliminated in consolidation.

Income before income taxes and noncontrolling interests attributable to the Container Resale segment for the six months ended June 30, 2017 increased $3,310 (178.4%) compared to the six months ended June 30, 2016.  The following table summarizes the variances included within this increase:

Change from losses on container trading, net to gains on container trading, net	$2,146	(1)
Increase in management fees	1,115	(2)
Other	49
	$3,310

(1)

Net gains (losses) on container trading, net changed from a net loss for the six months ended June 30, 2016 to a net gain for the six months ended June 30, 2017 primarily due an increase in average sales proceeds per container and a decrease in the average cost per unit of containers sold, partially offset by a 63.0% decrease in the number of trading containers sold.

(2)

The increase in management fees was due to an increase in sales commissions resulting from a $292 increase in inter-segment sales commissions received from our Container Ownership segment primarily due to an increase in average sales proceeds of owned container sales, partially offset by a decrease in the volume of owned container sales and a $823 increase in sales commissions from external customers primarily due to an increase in average sales proceeds of managed container sales, partially offset by a decrease in the volume of managed container sales. Inter-segment sales commissions are eliminated in consolidation.

Loss before income taxes and noncontrolling interests attributable to Other activities unrelated to our reportable business segments for the three months ended June 30, 2017 decreased $132 (-13.7%) compared to the three months ended June 30, 2016 primarily due to a $212 decrease in corporate overhead expense resulting primarily from a decrease in professional fees, partially offset by a $80 increase in long term incentive compensation expense.

Loss before income taxes and noncontrolling interests attributable to Other activities unrelated to our reportable business segments for the six months ended June 30, 2017 decreased $490 (-24.6%) compared to the six months ended June 30, 2016 primarily due to a $352 decrease in corporate overhead expense resulting primarily from a decrease in professional fees and a $140 decrease in intercompany recharge expense related to a share compensation reimbursement arrangement, which is eliminated in consolidation, partially offset by a $2 increase in long term incentive compensation expense.

Segment eliminations for the three months ended June 30, 2017 increased $1,308 (1,072.1%) compared to the three months ended June 30, 2016 and consisted of a $1,296 decrease in acquisition fees received by our Container Management segment from our Container Ownership segment and a $12 increase in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment. Our Container Ownership segment capitalizes acquisition fees billed by our Container Management segment as part of containers, net and records depreciation expense to amortize the acquisition fees over the useful lives of the containers, which is eliminated in consolidation.

Segment eliminations for the six months ended June 30, 2017 increased $2,045 (222.0%) compared to the six months ended June 30, 2016 and consisted of a $2,005 decrease in acquisition fees received by our Container Management segment from our Container Ownership segment and a $40 increase in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment. Our Container Ownership segment capitalizes acquisition fees billed by our Container Management segment as part of containers, net and records depreciation expense to amortize the acquisition fees over the useful lives of the containers, which is eliminated in consolidation.

Currency

Almost all of our revenues are denominated in U.S. dollars and approximately 72.9% and 74.6%, respectively, of our direct container expenses for the three and six months ended June 30, 2017, were denominated in U.S. dollars. See the risk factor entitled “Because substantially all of our revenues are generated in U.S. dollars, but a significant portion of our expenses are incurred in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations” under Item 3, “Key Information—Risk Factors” included in our 2016 Form 20-F. Our operations in non-U.S. dollar locations have some exposure to foreign currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. For the three months ended June 30, 2017, our non-U.S. dollar operating expenses were spread among up to 20 currencies, respectively, resulting in some level of self-hedging. We do not engage in currency hedging.

Liquidity and Capital Resources

As of June 30, 2017, we had cash and cash equivalents of $138,727. Our principal sources of liquidity have been (1) cash flows from operations including the sale of containers, (2) borrowings under conduit facilities (which allow for recurring borrowings and repayments) granted to Textainer Marine Containers II Limited (the “TMCL II Secured Debt Facility”) and TMCL IV (the “TMCL IV Secured Debt Facility”), (3) borrowings under the revolving credit facilities extended to TL (the “TL Revolving Credit Facility” and the “TL Revolving Credit Facility II”), TW (the “TW Credit Facility”) and TAP Funding (the “TAP Funding Revolving Credit Facility”), (4) proceeds from TL’s term loan (the “TL Term Loan”) and (5) proceeds from the issuance of Textainer Marine Container V Limited’s Series 2017-1 and 2017-2 Fixed Rate Asset Backed Notes (the “2017-1 Bonds” and “2017-2 Bonds”, respectively).  As of June 30, 2017, we had the following outstanding borrowings and borrowing capacities under the TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility, the TL Revolving Credit Facility, the TL Revolving Credit Facility II, the TW Credit Facility, the TAP Funding Revolving Credit Facility, the TL Term Loan, the 2017-1 Bonds and the 2017-2 Bonds (in thousands):

					Available
		Additional			Borrowing, as	Current and
	Current	Borrowing	Total	Current	Limited by our	Available
Facility:	Borrowing	Commitment	Commitment	Borrowing	Borrowing Base	Borrowing
TMCL II Secured Debt Facility	$611,604	$588,396	$1,200,000	$611,604	$-	$611,604
TMCL IV Secured Debt Facility	150,700	149,300	300,000	150,700	30,109	180,809
TL Revolving Credit Facility	487,432	212,568	700,000	487,432	34,513	521,945
TL Revolving Credit Facility II	163,969	26,031	190,000	163,969	12,084	176,053
TW Credit Facility	109,410	—	109,410	109,410	—	109,410
TAP Funding Revolving Credit Facility	141,550	8,450	150,000	141,550	4,925	146,475
TL Term Loan	376,084	—	376,084	376,084	—	376,084
2017-1 Bonds	412,517	—	412,517	412,517	—	412,517
2017-2 Bonds (1)	500,000	—	500,000	500,000	—	500,000
Total (2)	$2,953,266	$984,745	$3,938,011	$2,953,266	$81,631	$3,034,897

(1)	Amount on the 2017-2 Bonds exclude an unamortized discount of $83.
(1)	Current borrowing for all debts exclude prepaid debt issuance costs in an aggregate amount of $22,999.

Our condensed consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of a group of corporations operating in those jurisdictions were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At June 30, 2017, cumulative earnings of approximately $35,108 would be subject to income taxes of approximately $10,532 if such earnings of foreign corporations were transferred out of such jurisdictions in the form of dividends.

Assuming that our lenders remain solvent, we currently believe that cash flows from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including the payment of dividends, for the next twelve months. We will continue to monitor our liquidity and the credit markets. However, we cannot predict with any certainty the impact on the Company of continuing and further disruptions in the credit markets.

The TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility, the TL Revolving Credit Facility, the TL Revolving Credit Facility II, the TW Credit Facility, the TAP Funding Revolving Credit Facility, the TL Term Loan, the 2017-1 Bonds and the 2017-2 Bonds require us to comply with certain financial and nonfinancial covenants. As of June 30, 2017, we were in compliance with all of the applicable covenants.

Cash Flow

The following table summarizes historical cash flow information for the six months ended June 30, 2017 and 2016:

	Six Months Ended		% Change
	June 30,		Between
	2017	2016	2017 and 2016
	(Dollars in thousands)
Net loss	$(17,567)	$(5,788)	203.5%
Adjustments to reconcile net loss to net cash provided by operating activities	135,103	150,276	(10.1%)
Net cash provided by operating activities	117,536	144,488	(18.7%)
Net cash provided by (used in) investing activities	87,855	(115,101)	(176.3%)
Net cash (used in) provided by financing activities	(122,469)	(39,555)	209.6%
Effect of exchange rate changes	96	(2)	(4900.0%)
Net increase (decrease) in cash, cash equivalents and restricted cash	83,018	(10,170)	(916.3%)
Cash, cash equivalents and restricted cash, beginning of year	142,123	149,511	(4.9%)
Cash, cash equivalents and restricted cash, end of the period	$225,141	$139,341	61.6%

Operating Activities

Net cash provided by operating activities for the six months ended June 30, 2017 decreased $26,952 (-18.7%) compared to the six months ended June 30, 2016.  The following table summarizes the variances included within this decrease:

Decrease in net income adjusted for non-cash items	$(32,006)	(1)
Increase in gains on sale of containers, net	(8,684)	(2)
Decrease in accounts receivable, net during the six months ended June 30, 2017 compared to an increase during the six months ended June 30, 2016	8,662	(3)
Increase in accrued expenses, net	4,885	(4)
Other	191
	$(26,952)

(1)

The decrease in net income adjusted for noncash items such as depreciation expense, container impairment, discrete tax benefits for the re-measurement of unrecognized tax benefits, unrealized gains (losses) on interest rate swaps, collars and caps, net, amortization of debt issuance costs and accretion of bond discount was primarily due to a 16.5% decrease in average per diem rental rates, partially offset by a 0.5 percentage point increase in utilization for our owned fleet and a 8.6% increase in our owned fleet size that was available for lease.

(2)

The increase in gain on sale of containers, net during the six months ended June 30, 2017 was primarily due to an increase in average sales proceeds of $139 per unit and a 3.3% increase in the number of containers sold, partially offset by a $727 adjustment resulting from recording the fair value of replacement containers that were received in lieu of containers that were destroyed at a manufacturer’s depot for the six months ended June 30, 2016.

(3)

The decrease in accounts receivable, net during the six months ended June 30, 2017 compared to an increase during the six months ended June 30, 2016 was due to lower revenue and the timing of when collections on accounts were received.

(4)

The increase in accrued expenses, net during the six months ended June 30, 2017 was due to accrued bankruptcy recovery costs for Hanjin during the six months ended June 30, 2017 and the timing of when payments were made.

Investing Activities

Net cash provided by (used in) investing activities changed from net cash used in investing activities of $115,101 for the six months ended June 30, 2016 to net cash provided by investing activities of $87,855 for the six months ended June 30, 2017 due to a lower amount of cash paid for container and fixed asset purchases, higher insurance proceeds received for unrecoverable containers and higher proceeds from the sale of containers and fixed assets, partially offset by a lower receipts of payments on direct financing and sales-type leases, net of income earned. The Company early adopted ASU 2016-15 on April 1, 2017, which resulted in a reclassification of $13,801 and $5,500 of insurance proceeds received for unrecoverable containers from operating activities to investing activities in the condensed consolidated statements of cash flows for the six months ended June 30, 2017 and 2016, respectively (see Note 2 “Accounting Policies and Recent Accounting Pronouncements” to our condensed consolidated financial statements in Item 1, “Condensed Consolidated Financial Statements (Unaudited)” in this Form 6-K.

Financing Activities

Net cash used in financing activities for the six months ended June 30, 2017 increased $82,914 (209.6%) compared to the six months ended June 30, 2016.  The following table summarizes the variances included within this increase:

Increase in net payments on debt	$(91,364)
Increase in debt issuance costs paid	(18,718)
Dividends paid during the six months ended June 30, 2016	27,058
Net tax benefit from share-based compensation awards during the six months ended June 30, 2016	110
$(82,914)

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations by due date as of June 30, 2017:

	Payments Due by Twelve Month Period Ending June 30,
	Total	2018	2019	2020	2021	2022	2023 and thereafter
	(Dollars in thousands)
	(Unaudited)
Total debt obligations:
TMCL II Secured Debt Facility (1)	$611,604	$63,936	$59,207	$59,207	$59,207	$370,047	$-
TMCL IV Secured Debt Facility (2)	150,700	14,000	42,000	94,700	—	—	—
TL Revolving Credit Facility	487,432	—	—	—	487,432	—	—
TL Revolving Credit Facility II	163,969	51,600	51,600	51,600	9,169	—	—
TW Credit Facility	109,410	27,007	23,607	19,033	22,362	15,271	2,130
TAP Funding Revolving Credit Facility	141,550	—	141,550	—	—	—	—
TL Term Loan	376,084	39,600	336,484		—	—	—
2017-1 Bonds	412,517	36,620	38,218	37,102	45,408	58,522	196,647
2017-2 Bonds (3)	500,000	39,441	40,649	42,058	48,667	61,700	267,485
Interest on obligations (4)	365,136	104,855	91,435	69,476	44,134	24,046	31,190
Interest rate swap and collar payables (receivables), net (5)	951,917	(265,309)	429,895	499,759	171,489	84,589	31,494
Office lease obligations	19,267	2,131	2,134	2,083	2,024	1,770	9,125
Container contracts payable	5,432	5,432	—	—	—	—	—
Total contractual obligations (6)	$4,295,018	$119,313	$1,256,779	$875,018	$889,892	$615,945	$538,071

(1)

The estimated future repayments for TMCL II before the Conversion Date were determined under the assumption that TMCL II will be required to make the principal sweep payment per the amendment date February 27, 2017 and will convert into a four-year partially note payable on the Conversion Date.

(2)

The estimated future repayments for TMCL IV is based on the assumption that the facility will not be extended on its conversion Date and principal shall be payable in full to the extent of available cash beyond the Conversion Date.

(3)	Future scheduled payments for the 2017-2 Bonds exclude an unamortized discount of $83.
(4)	Assuming an estimated current interest rate of London InterBank Offered Rate ("LIBOR") plus a margin, which equals an all-in interest rate of 3.49%.
(5)

Calculated based on the difference between our fixed contractual rates and the counterparties’ estimated average LIBOR rate of 1.22%, for all periods, for all interest rate contracts outstanding as of June 30, 2017.

(6)	Future scheduled payments for all debts exclude prepaid debt issuance costs in an aggregate amount of $22,999.

Off Balance Sheet Arrangements

As of June 30, 2017, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Policies and Estimates

We have identified the policies and estimates in Item 5, “Operating and Financial Review and Prospects” included in our 2016 Form 20-F as among those critical to our business operations and the understanding of our results of operations. These policies and estimates are considered critical due to the existence of uncertainty at the time the estimate is made, the likelihood of changes in estimates from period to period and the potential impact that these estimates can have on our financial statements. These policies remain consistent with those reported in our 2016 Form 20-F. Please refer to Item 5, “Operating and Financial Review and Prospects” included in our 2016 Form 20-F.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET AND CREDIT RISK

Quantitative and Qualitative Disclosures About Market Risk

We could be exposed to market risk from future changes in interest rates and foreign exchange rates. At times, we may enter into various derivative instruments to manage certain of these risks. We do not enter into derivative instruments for speculative or trading purposes.

For the six months ended June 30, 2017, we did not experience any material changes in market risk that affect the quantitative and qualitative disclosures presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk” or in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk” included in our 2016 Form 20-F. Updated interest rate swap, collar and cap agreement information is set forth below.

Interest Rate Risk

We have entered into various interest rate swap, collar and cap agreements to mitigate our exposure associated with our variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London InterBank Offered Rate. The differentials between the fixed and variable rate payments under these agreements are recognized in realized losses on interest rate swaps, collars and caps, net in the condensed consolidated statements of comprehensive loss.

The notional amount of the interest rate swap agreements was $1,186,847 as of June 30, 2017, with termination dates between July 15, 2017 and July 15, 2023.  Through the interest rate swap agreements, we have obtained fixed rates between 0.60% and 1.98%.  Our interest rate swap agreements had a net fair value asset of $4,996 and $3,862 as of June 30, 2017 and December 31, 2016, respectively.

The notional amount of the interest rate collar agreements was $86,962 as of June 30, 2017, with termination dates between April 15, 2019 and June 15, 2023. The net fair value liability of these agreements was $322 and $250 as of June 30, 2017 and December 31, 2016, respectively.

The notional amount of the interest rate cap agreements was $98,000 as of June 30, 2017, with termination dates between May 15, 2018 and December 15, 2019.

Based on the debt balances and derivative instruments as of June 30, 2017, it is estimated that a 1% increase in interest rates would result in a decrease in the net fair value liability of interest rate swaps, collars and caps of $18,012, and an increase in interest expense of $13,031 and a decrease in realized losses on interest rate swaps, collars and caps, net of $6,700 for the six months ended June 30, 2017.

Quantitative and Qualitative Disclosures About Credit Risk

For the six months ended June 30, 2017, we did not experience any material changes in our credit risks that affect the quantitative and qualitative disclosures about credit risk presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk – Quantitative and Qualitative Disclosures About Credit Risk” included in our 2016 Form 20-F.

ITEM 4.	RISK FACTORS

There have been no material changes with respect to the risk factors disclosed in Item 3, “Key Information —Risk Factors” included in our 2016 Form 20-F. Please refer to that section for disclosures regarding the risks and uncertainties related to the Company’s business and industry and the Company’s common shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2017

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer